Exhibit 99.2

Annual Report 2022

NUCANA

For the year ended 31 December 2022

Directors	Registered Office
Hugh Griffith	77-78 Cannon Street
Andrew Kay	London
Bali Muralidhar	EC4N 6AF
Martin Mellish	U.K.
Adam George
Cyrille Leperlier	Global Headquarters
Elliott Levy	Lochside House
James Healy (retired 27 April 2022)	3 Lochside Way
Edinburgh
Secretary	EH12 9DT
Martin Quinn	U.K.
E: info@nucana.com
Auditors	www.nucana.com
Ernst & Young LLP 144 Morrison Street
Edinburgh	Registered No. 03308778
EH3 8EX
U.K.

Contents

01	Strategic report	2

02	Directors’ report	14

03	Directors’ remuneration report	17

04	Statement of directors’ responsibilities	31

05	Independent auditor’s report to the members of NuCana plc	33

06	Financial statements	41

07	Notes to the financial statements	48

08	Advisers	72

introduction

NuCana was incorporated under the laws of England and Wales on 28 January 1997 under the name Biomed (UK) Limited and commenced operations in 2008. On 28 April 2008, we changed our name to NuCana BioMed Limited. On 29 August 2017, we re-registered as a public limited company and changed our name to NuCana plc. On 2 October 2017, we completed our initial public offering of American Depositary Shares, or ADSs, on the Nasdaq Global Select Market. Our ADSs are traded under the symbol “NCNA”. NuCana plc on behalf of itself and its subsidiaries, NuCana, Inc., NuCana Limited (incorporated in Ireland) and NuCana Biomed Trustee Company Limited (which may be referred to as “the Group”, “the Company”, “we”, “us” or “our”), is required to produce a strategic report complying with the requirements of the Companies Act 2006.

overview	strategic report/01

We are a clinical-stage biopharmaceutical company focused on significantly improving treatment outcomes for patients with cancer by applying our ProTide™ technology to transform some of the most widely prescribed chemotherapy agents, nucleoside analogues, into more effective and safer medicines. While these conventional agents are central to the treatment of many solid tumours and haematological malignancies, their efficacy can be limited by: rapid breakdown, which can lead to the generation of toxic by-products; poor uptake by cell membrane transporters; inefficient metabolism to the active anti-cancer metabolite; and poor pharmacokinetic, or PK, properties which often require challenging administration schedules. Utilising our proprietary technology, we are developing new medicines called ProTides, designed to overcome all these key limitations, resulting in much higher concentrations of the active anti-cancer metabolites in cancer cells and avoiding the off-target toxicity associated with conventional chemotherapy.

NUC-3373 is a new chemical entity derived from the nucleoside analogue 5-fluorouracil, a widely used chemotherapy agent, which we believe has the potential to replace 5-FU as the standard of care in the treatment of a wide range of cancers. 5-FU is one of the world’s most widely prescribed anti-cancer agents and is on the World Health Organisation’s List of Essential Medicines. NUC-3373 has been evaluated in a Phase 1 clinical study for patients with advanced solid tumours. NUC-3373 is currently in a Phase 1b/2 clinical study, in combination with other agents, for patients with advanced colorectal cancer. We have also initiated a randomised Phase 2 study of NUC-3373, in combination with other agents, for the second-line treatment of patients with advanced colorectal cancer. In addition, we have initiated a Phase 1b/2 modular clinical study of NUC-3373 in combination with the PD-1 inhibitor pembrolizumab for patients with advanced solid tumours and in combination with docetaxel for patients with lung cancer.

NUC-7738 is a ProTide transformation of 3’-deoxyadenosine, a novel anti-cancer nucleoside analogue, that has shown potent anti-cancer activity in preclinical studies but due to rapid breakdown has not been successfully developed or approved as an anti-cancer agent. NUC-7738 is in the Phase 2 part of a Phase 1/2 clinical study for patients with advanced solid tumours which is evaluating NUC-7738 as a monotherapy and in combination with pembrolizumab.

The treatment of cancer can be divided into three major categories: surgery, radiotherapy and therapeutics. Therapeutics include chemotherapy, immunotherapy, cell-based therapies, oncolytic viruses and targeted and hormonal agents. The backbone of treatment for patients with cancer consists of chemotherapeutics, which are expected to achieve global revenues of approximately $74.3 billion by 2027. Despite significant progress having been made in the development of new therapeutics, most patients continue to receive chemotherapy either in combination with other treatments or as single agents at some point in their treatment pathway. Thus, we believe that more effective and safer chemotherapeutic agents will have an important role to play in the treatment of patients with cancer for the foreseeable future. We are transforming an important class of chemotherapeutic agents, nucleoside analogues, by applying a well-validated medicinal chemistry approach to overcome their limitations.

Through harnessing the power of phosphoramidate chemistry, we convert nucleoside analogues into activated nucleotide analogues with the addition of a phosphate group, which is protected by specific combinations of aryl, ester and amino acid groupings. By adding and protecting this phosphate group, we design our ProTides to avoid or overcome the limitations associated with breakdown, uptake, activation and administration of nucleoside analogues. In the antiviral field, this phosphoramidate chemistry approach has resulted in the most successful drug launches in the history of medicine, Gilead’s sofosbuvir, or Sovaldi® which is also a key component of Harvoni®, Vosevi® and Epclusa®; and tenofovir alafenamide fumarate, or TAF, which is a key component of Genvoya®, Descovy® and Odefsey®. In addition, phosphoramidate chemistry is used in Gilead’s remdesivir, or Veklury®, for the treatment of patients with COVID-19.

In preclinical studies, NUC-3373 overcame the key limitations associated with 5-FU, generating higher intracellular levels of the active anti-cancer metabolite than 5-FU while not generating toxic metabolites commonly associated with 5-FU’s side effects. NUC-3373 has been evaluated in a Phase 1 clinical study, also known as the NuTide:301 study, in patients with advanced solid tumours. Enrolment in this study has been completed with 59 patients receiving NUC-3373. The maximum tolerated dose and schedule for NUC-3373 monotherapy was established as 2500 mg/m2 weekly. NUC-3373 generated high levels of the active anti-cancer metabolite inside the patients’ cells and demonstrated a favourable pharmacokinetic and safety profile. Evidence of durable anti-cancer activity was observed, with at least 10 patients remaining on treatment for more than four months and three of these patients achieving prolonged stable disease with progression-free survival, or PFS, lasting more than nine months. The results of this study suggest that NUC-3373 has the potential to overcome the limitations associated with 5-FU and may be capable of achieving anti-cancer activity even in patients who have progressed on prior treatment with a fluoropyrimidine.

NUC-3373 is currently being evaluated in three ongoing clinical studies. A Phase 1b/2 study, known as the NuTide:302 study, in patients with advanced colorectal cancer in which NUC-3373 is being combined with agents typically used with 5-FU, including leucovorin, irinotecan, oxaliplatin and bevacizumab. In October 2019, we presented initial data from Part 1 of this study at the AACR-NCI-EORTC International Conference on Molecular Targets and Cancer Therapeutics. These initial data supported the previously reported favourable pharmacokinetic profile of NUC-3373. In April 2021, we presented further data from this study at the virtual AACR Annual Meeting. These data highlighted 38 patients who received NUC-3373 either as monotherapy or in combination with leucovorin. Eleven patient case studies showed NUC-3373’s ability to stabilise disease in a heavily pre-treated population of patients with advanced colorectal cancer and achieve prolonged durations of progression-free survival. Several patients achieved periods of progression-free survival that were longer than those achieved on previous regimens and tumour shrinkages have been observed, including in a patient known to be refractory to all prior fluoropyrimidine-containing regimens. NUC-3373 was also shown to have a favourable safety profile with no hand-foot syndrome observed, which is associated with the toxic metabolite, FBAL, and no neutropenia of any Grade or Grade 3 or 4 mucositis or diarrhoea, which are associated with the toxic metabolite, FUTP. In September 2022, we presented data from Part 2 of this study at the ESMO Congress. These data demonstrated promising anti-tumour activity and a favourable safety and pharmacokinetic profile in combination with leucovorin and either irinotecan (NUFIRI) or oxaliplatin (NUFOX) in heavily pre-treated patients with advanced colorectal cancer. The NuTide:302 study is currently enrolling patients into Part 3 of the study, which is evaluating NUFIRI and NUFOX in combination with bevacizumab for the second-line treatment of patients with colorectal cancer. We expect to report data from both Part 2 and Part 3 of the NuTide:302 study in 2023.

A randomised Phase 2 study, known as the NuTide:323 study, of NUC-3373 in combination with leucovorin, irinotecan (NUFIRI) and bevacizumab versus the standard of care of 5-FU in combination strategic report/01

with leucovorin, irinotecan (FOLFIRI) and bevacizumab for the second-line treatment of patients with advanced colorectal cancer was initiated in 2022. We expect to report initial data from the NuTide:323 study in 2023.

We believe NUC-3373 has significant commercial potential as approximately 500,000 patients in North America are estimated to receive intravenous 5-FU each year. Replacing 5-FU with NUC-3373 in the treatment of patients with colorectal cancer offers a substantial commercial opportunity. Colorectal cancer is the third most common cancer type globally, representing 10% of the overall annual global cancer incidence. In the United States alone, more than 150,000 new cases of colorectal cancer are diagnosed each year. It is expected that the global colorectal cancer burden will increase by 60% from approximately 1.9 million cases in 2020 to approximately 3.1 million cases in 2040. As colorectal cancer is often diagnosed late in most patients when it is locally advanced or metastatic, and only 14% of patients with stage 4 disease survive for five years, there is a high unmet need for more effective treatment options.

In order to capitalise on the widespread usage of 5-FU and the significant global commercial opportunity for a more effective and safer fluoropyrimidine, we initiated a Phase 1/2 modular study, known as the NuTide:303 study, in 2022 of NUC-3373 in combination with the PD-1 inhibitor pembrolizumab in patients with advanced solid tumours and in combination with docetaxel for patients with lung cancer. We expect to report initial data from the NuTide:303 study in 2023.

In preclinical studies, NUC-7738, generated significantly higher levels of the key anti-cancer metabolite, 3’deoxyadenosine triphosphate or 3’-dATP, inside cancer cells compared to the parent nucleoside analogue, 3’-dA, causing increased cancer cell injury. In October 2019, we announced preclinical data on NUC-7738, detailing multiple potential anti-cancer modes of action. In April 2021, we announced additional preclinical data on NUC-7738’s ability to cause cancer cell death via the activation of apoptotic pathways and the inhibition of NFkB nuclear translocation.

NUC-7738, is being evaluated in an ongoing Phase 1/2 study, known as the NuTide:701 study, in patients with advanced solid tumours and is currently in the Phase 2 part of the study where it is being investigated as a monotherapy and in combination with the PD-1 inhibitor, pembrolizumab. In September 2021, we presented initial data from the first 29 patients treated in this study at the ESMO Virtual Congress. These initial data indicated a favourable pharmacokinetic and safety profile for NUC-7738. Additionally, three case studies highlighted patients with encouraging tumour reductions who remained on NUC-7738 treatment for extended periods of time. The NuTide:701 study has completed the Phase 1 dose-finding part with the maximum tolerated dose established. In June 2022, we presented data at the EHA 2022 Hybrid Congress that showed that NUC-7738 can suppress the expansion and survival of AML cells by reducing ß-catenin signalling, a key pathway in AML. In September 2022, we presented data from the Phase 1 the NuTide:701 study at the ESMO Congress. These data showed encouraging signals of anti-tumour activity across a range of tumour types, particularly melanoma. Promising data were observed in a variety of solid tumours with numerous patients staying on treatment for extended periods, including one patient with metastatic melanoma who became eligible for complete surgical resection following eleven months of treatment with NUC-7738. NUC-7738 also had a favourable safety profile with low rates of treatment-related AEs (TRAEs), very few Grade 3 TRAEs and no patients experiencing Grade 4 or 5 TRAEs. We expect to report additional data from the NuTide:701 study in 2023.

In April 2023, data were presented at the AACR Annual Meeting demonstrating that NUC-7738 reduces secreted forms of PD-L1 indicating that it may have potential synergy with checkpoint inhibitors such as pembrolizumab. NUC-7738 is currently being investigated in combination with pembrolizumab in patients with metastatic melanoma in Part 2 of the NuTide:701 study.

Acelarin is a ProTide transformation of the nucleoside analogue gemcitabine. In clinical studies, Acelarin was well tolerated and showed anti-cancer activity in patients who were refractory to, or had progressed on, prior gemcitabine treatment. Disease control, as well as tumour shrinkages, including partial and complete responses, were observed in challenging indications, including ovarian and biliary tract cancers. In March 2022, we announced the discontinuation of the Phase 3 clinical study, also known as the NuTide:121 study, investigating Acelarin in combination with cisplatin versus the standard of care, gemcitabine plus cisplatin, in patients with previously untreated locally advanced or metastatic biliary tract cancer. This decision was made following a pre-planned futility analysis by the study’s Independent Data Monitoring Committee. Although a higher objective response rate, as assessed by Blinded Independent Central Review, was observed in the Acelarin plus cisplatin arm, this did not translate into an overall survival benefit. We are assessing future development options for Acelarin in biliary tract cancer which may explore lower doses of Acelarin, alternative combination partners or specific sub-sets of biliary tract cancer patients. Indications other than biliary tract cancer are also being assessed as future development options for Acelarin.

Our proprietary ProTide technology was invented in the Cardiff University laboratory of our late Chief Scientific Officer, Professor Christopher McGuigan, who conceived of and filed the original composition of matter patents for our initial ProTides. The unique feature of his discovery was the specific combination of aryl, ester and amino acid groupings that protect the activated, or phosphorylated, nucleoside analogue. This phosphoramidate chemistry approach is the key to the ProTide technology. Every ProTide grouping is distinct, and Professor McGuigan and his team synthesised and tested thousands of compounds in order to identify the optimal ProTide grouping for each underlying nucleoside analogue.

We have licensed what we believe to be the foundational patent estate for the application of phosphoramidate chemistry in oncology. We have granted patents in key markets, including the United States, Europe and Japan, protecting the composition of matter of NUC-3373, NUC-7738, Acelarin and other of our product candidates. Professor McGuigan’s work preceded and helped lead to the development of several U.S. Food and Drug Administration (FDA)-approved anti-viral drugs containing ProTides, including: sofosbuvir, or Sovaldi®, which is also a key component of Harvoni®, Vosevi® and Epclusa®; and tenofovir alafenamide fumarate, or TAF, which is a key component of Genvoya®, Descovy® and Odefsey®; and remdesivir, or Veklury®.

We are led by Hugh Griffith, our founder and Chief Executive Officer, who brings over 30 years of experience in the biopharmaceutical industry, including at Abbott Laboratories (now AbbVie Inc.) and Parke-Davis Warner Lambert (now Pfizer Inc.). Before founding NuCana, he led the operations of Bioenvision, Inc. from startup through its acquisition by Genzyme Corporation. While at Bioenvision, he was instrumental in developing and commercialising clofarabine, a nucleoside analogue for the treatment of children with acute leukaemia. He also co-founded EdixoMed and 30 Technology who sold their wound care division to Convatec Group in 2023.

our strategy	strategic report/01

“Our goal is to transform standards of care and improve survival for patients across a wide range of cancer indications.”

Our strategy includes the following key components:

•	Rapidly develop NUC-3373 to replace 5-FU as the standard of care for the treatment of patients with colorectal cancer.

We plan to report data from both Part 2 and Part 3 of our Phase lb/2 study, NuTide:302, in patients with advanced colorectal cancer in 2023. In this study, NUC-3373 is being assessed for safety, pharmacokinetics and anti-tumour activity with the aim of establishing a recommended Phase 2 dose when combined with many of the agents typically combined with 5-FU, including leucovorin, irinotecan, oxaliplatin and bevacizumab. We have also initiated a randomised Phase 2 clinical study, NuTide:323, of NUC-3373 in combination with leucovorin, irinotecan and bevacizumab (NUFIRI-bev) versus the standard of care FOLFIRI-bev (5-FU, leucovorin, irinotecan and bevacizumab) in patients with second-line colorectal cancer and plan to report initial data from the NuTide:323 study in 2023.

•	Identify additional indications for development of NUC-3373.

In order to capitalise on the widespread usage of 5-FU and the significant global commercial opportunity for a more effective and safer fluoropyrimidine, we have initiated a Phase 1b/2 modular study, NuTide:303, of NUC-3373 in combination with the PD-1 inhibitor pembrolizumab for patients with advanced solid tumours and in combination with docetaxel for patients with lung cancer. We plan to report initial data from the NuTide:303 study in 2023.

•	Rapidly develop NUC-7738 as a treatment for patients with solid tumours.

We completed enrolment in the Phase 1 part of the ongoing Phase 1/2 study, NuTide:701, of NUC-7738 in patients with advanced solid tumours, and NUC-7738 is currently in the Phase 2 part of the NuTide:701 clinical study, which is evaluating NUC-7738 as a monotherapy and in combination with the PD-1 inhibitor pembrolizumab for patients with advanced solid tumours. We plan to report initial data from the Phase 2 part of the NuTide:701 study in 2023.

•	Leverage our proprietary ProTide technology platform to develop additional product candidates.

We are pursuing the transformation of both well-established and widely used nucleoside analogues as well as novel nucleoside analogues, which we believe have the potential to address additional areas of unmet medical need in oncology.

•	Continue to protect and strengthen our intellectual property position.

We own or have exclusive rights to the core technologies underlying our ProTide technology platform. We have been granted patents in key markets, including the United States, Europe and Japan, protecting the composition of matter of NUC-3373, NUC-7738, Acelarin and other of our product candidates. We intend to further expand and enhance our intellectual property position and we are actively evaluating new intellectual property opportunities as they arise, with the intention of expanding and protecting our intellectual property position.

•	Build a focused commercial organisation.

We have worldwide rights to all product candidates that we are developing. We believe that healthcare professionals who treat the majority of patients with the cancers we are initially targeting with our ProTides can be addressed by a focused sales and marketing team. We plan to commercialise any product candidates for which we receive regulatory marketing approval using a specialised sales force in the United States and Europe.

our pipeline	strategic report/01

We take a scientifically driven approach to designing ProTides, which we believe have the potential to result in highly efficacious cancer therapies with improved tolerability. Our pipeline of product candidates in clinical development and their current development stage is summarised below.

NuCana is currently developing a portfolio of new medicines to address a broad range of cancers, but we do not have any approved products. As further described in “Our Strategy”, our current intention is to build a sales and marketing capability in the United States and Europe to commercialise our ProTides. We may also consider partnerships, co-promotion agreements or other commercial arrangements, in certain geographic areas or otherwise, to most effectively address our market opportunities.

review of the business

Since our inception, we have incurred significant net losses and negative cash flows from operations. To date, we have financed our operations primarily through placements of equity securities, an initial public offering, a follow-on public offering and research and development tax credits.

DEVELOPMENT AND PERFORMANCE DURING THE PERIOD

Research and Development Expenses

Research and development expenses were £36.4 million for the year ended 31 December 2022 as compared to £36.8 million for the year ended 31 December 2021, a decrease of £0.4 million. The decrease resulted from lower expenses incurred related to clinical studies of £16.5 million in 2022, compared with £20.4 million in 2021. Manufacturing costs in 2022 were £2.2 million compared to £3.3 million in 2021, a decrease of £1.1 million. The decrease in clinical study and manufacturing costs is primarily due to the discontinuation of the Phase 3 clinical study of Acelarin in March 2022. Patent costs increased by £5.1 million in 2022 compared with 2021 primarily due to patent defence activity. The £5.1 million increase includes total provisions of £4.1 million recognised in the year ended 31 December 2022 with respect to estimates for the total cost reimbursement due to Gilead Sciences, Inc., Gilead Sciences Limited, Gilead Sciences Ireland UC and Gilead Sciences GmbH in relation to the following:

•	Judgment of the Patents Court of the High Court of Justice of England and Wales handed down on 21 March 2023, which is a post balance sheet adjusting event; and

•

Decision of the European Patent Office Technical Board of Appeal on 24 March 2023 revoking European Patent 2955190, or EP 190, which means we have reassessed our estimate of the outcome and financial effect of the patent infringement proceedings in Germany.

strategic report/01

Other research and development costs decreased in 2022 by £0.5 million primarily due to lower share-based payment expenses and non-clinical costs, partially offset by higher personnel costs.

The following table gives a breakdown of the research and development costs incurred by product for the years ended 31 December 2022 and 2021:

	Year ended 31 December
	2022	2021
	(in thousands)
NUC-3373	£12,045	£7,303
NUC-7738	3,711	4,029
Acelarin	19,315	22,800
Other	1,355	2,702

	£36,426	£36,834

Administrative Expenses

Administrative expenses were £7.3 million for the year ended 31 December 2022 as compared to £8.5 million for the year ended 31 December 2021, a decrease of £1.2 million. The decrease was primarily related to lower share-based payment expenses, professional fees, insurance and amortisation, partially offset by higher personnel costs.

Impairment of Intangible Assets

We regularly review our patent portfolio and during 2022 further advancement of a limited number of patents or patent applications, relating mainly to preclinical drug candidates, was discontinued. Management concluded that this was an indication of impairment and an impairment charge of £0.3 million has been recognised, representing the full aggregate carrying value of these patents as of 31 December 2022.

On 2 March 2022 we announced that the Phase 3 clinical study of Acelarin for patients with advanced biliary tract cancer was being discontinued following a pre-planned futility analysis by the study’s Independent Data Monitoring Committee (“IDMC”). Management concluded that this was an indication of impairment and hence reviewed the assets associated with both the clinical study and Acelarin. Based on this review, in the year ended 31 December 2021 an impairment charge of £2.8 million was recognised, representing the full aggregate carrying value of the patents relating to Acelarin as of 31 December 2021.

Net Foreign Exchange Gains

For the year ended 31 December 2022, we reported a net foreign exchange gain of £4.9 million as compared to a net foreign exchange gain of £0.3 million for the year ended 31 December 2021. In 2022, the gain primarily arose from cash balances held in U.S. dollars and the U.S. dollar appreciating relative to the U.K. pound sterling at a higher rate than in 2021.

Finance Income

Finance income represents bank interest and was £0.7 million for the year ended 31 December 2022 and £0.1 million for the year ended 31 December 2021. The increase in bank interest resulted from higher rates of interest being earned on cash deposits.

Income Tax Credit

The income tax credit, which is largely comprised of research and development tax credits, amounted to £6.4 million for the year ended 31 December 2022 and £7.3 million for the year ended 31 December 2021.

In the United Kingdom, research and development tax credits are obtained at a maximum rate of 33.35% of our qualifying research and development expenses incurred prior to 1 April 2023 (set to reduce for expenditure incurred from 1 April 2023 onwards). The decrease in the income tax credit was primarily attributable to a decrease in our eligible research and development expenses.

POSITION OF GROUP AT YEAR END

Liquidity and Capital Resources

Overview

Since our inception, we have incurred significant operating losses and negative operating cash flows. We anticipate that we will continue to incur losses for at least the next several years. As a result, we will need additional capital to fund our operations, which we may obtain from additional equity financings, debt financings, research funding, collaborations, contract and grant revenue or other sources.

As of 31 December 2022 and 31 December 2021, we had cash and cash equivalents of £41.9 million and £60.3 million, respectively. We do not currently have any approved products and have never generated any revenue from product sales. To date we have financed our operations primarily through the issuances of our equity securities.

In August 2021, we entered into an “at-the-market” (ATM) sales agreement with Jefferies LLC, or Jefferies, pursuant to which we may sell from time to time, ADSs having an aggregate offering price of up to $100.0 million through Jefferies, acting as our agent. Sales of our ADSs pursuant to this ATM program are subject to certain conditions specified in the sales agreement. In connection with entering into the agreement with Jefferies, we terminated a previous ATM sales agreement between us and Cowen and Company, LLC. Sales under the ATM program are registered on a shelf registration statement on Form F-3 that we filed with the SEC in August 2021, and which permits the offering, issuance and sale by us of up to a maximum aggregate offering price of $400.0 million of our securities, inclusive of our ADSs sold under the ATM program.

strategic report/01

Cash Flows

The following table summarises the results of our cash flows for the years ended 31 December 2022 and 2021.

	Year ended 31 December
	2022	2021
	(in thousands)
Net cash used in operating activities	£(23,158)	£(23,824)
Net cash from (used in) investing activities	120	(3,561)
Net cash used in financing activities	(161)	(98)

Net decrease in cash and cash equivalents	£(23,199)	£(27,483)

Operating activities

Net cash used in operating activities was £23.2 million in 2022 as compared to £23.8 million in 2021, a net decrease in cash outflows of £0.6 million. Operating loss cash flows were lower by £3.7 million in 2022, primarily reflecting lower research and development costs. Working capital inflows were £3.7 million for the year ended 31 December 2022 as compared to working capital inflows of £4.1 million for the year ended 31 December 2021. In addition, a tax refund of £7.2 million was received in 2022 compared to £9.9 million in 2021.

Investing activities

Net cash from investing activities was £0.1 million in 2022 as compared with net cash used in investing activities of £3.6 million in 2021. The year ended 31 December 2021 included payments for other non-current assets of £2.6 million with no similar payments in 2022. Interest received in 2022 was £0.6 million compared with £0.1 million in 2021, an increase of £0.5 million. In 2022, cash used to acquire intangible assets was

£0.5 million lower than in 2021.

Financing activities

Net cash used in financing activities was £0.2 million in 2022 as compared to £0.1 million from financing activities in 2021 reflecting a decrease in the proceeds from the issue of share capital.

main business trends and factors

NUC-3373 is currently in three ongoing clinical studies. A Phase 1b/2 clinical study, in combination with other agents, for the treatment of patients with advanced colorectal cancer. A randomised Phase 2 study, in combination with other agents, for the second-line treatment of patients with advanced colorectal cancer. A Phase 1b/2 modular study of NUC-3373 in combination with the PD-1 inhibitor pembrolizumab, in patients with advanced solid tumours and in combination with docetaxel in patients with lung cancer. NUC-7738 is currently in the Phase 2 part of a Phase 1/2 clinical study investigating NUC-7738 as a monotherapy and in combination with pembrolizumab in patients with advanced solid tumours. We have retained worldwide rights to these lead product candidates as well as our preclinical product candidates, all of which we refer to as ProTides. The key business trends affecting our development and performance during and at the period ended 31 December 2022 are detailed above.

In addition to these internal trends that have impacted our financial results, we may also in the future face competition for our products if they are approved. The most common methods of treating patients with cancer are surgery, radiation and drug therapy, including chemotherapy, hormone therapy, immunotherapy and targeted drug therapy. There are a variety of available drug therapies marketed for cancer, including many which are administered in combination to enhance efficacy. We believe that our product candidates, if approved, will principally face competition from other chemotherapies, immunotherapy and targeted drug therapies. In the field of chemotherapy, our competitors include companies that manufacture off-patent chemotherapies, including 5-FU, as well as companies that have developed new or improved chemotherapies. In addition, our product candidates, if approved, may face competition from cancer therapies developed by other companies using phosphoramidate chemistry, as well as other approved drugs or drugs that may be approved in the future for indications for which we may develop our product candidates.

The availability of reimbursement from government and other third-party payors will also significantly affect the pricing and competitiveness of our products. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. Many of the companies against which we may compete have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical studies, obtaining regulatory approvals and marketing approved products than we do.

Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical study sites and patient registration for clinical studies, as well as in acquiring technologies complementary to, or necessary for, our programs.

key performance indicators	strategic report/01

As a measurement of liquidity, we review our total liquidity position (including cash and cash equivalents), as well as our operating cash flow. At 31 December 2022, the total liquidity position was £41.9 million (at 31 December 2021: £60.3 million). Net cash used in operating activities was £23.2 million for the year ended 31 December 2022 (year ended 31 December 2021: £23.8 million).

Total liquidity position	Net cash used in operating activities

principal risks and uncertainties

In common with other pharmaceutical development companies NuCana faces a number of risks and uncertainties. Internal controls are in place to help identify, manage and mitigate these risks. Further details of risk factors considered by NuCana for the year ended 31 December 2022 are included on Form 20-F filed with the SEC on 4 April 2023.

Financial

We have incurred significant operating losses since our inception. We incurred net losses of £32.0 million for the year ended 31 December 2022 and £40.5 million for the year ended 31 December 2021. As of 31 December 2022, we had an accumulated deficit of £180.6 million. Our product candidate, NUC-3373, is currently in three ongoing clinical studies. A Phase 1b/2 clinical study, in combination with other agents, in patients with advanced colorectal cancer. A randomised Phase 2 clinical study of NUC-3373, in combination with other agents, for the second-line treatment of patients with advanced colorectal cancer. A Phase 1b/2 modular clinical study of NUC-3373 in combination with the PD-1 inhibitor pembrolizumab in patients with advanced solid tumours and in combination with docetaxel in patients with lung cancer. Our product candidate NUC-7738 is currently in the Phase 2 part of a Phase 1/2 clinical study for patients with advanced solid tumours which is evaluating NUC-7738 as a monotherapy and in combination with pembrolizumab. It may be several years, if ever, before we have a product candidate ready for commercialisation. To date, we have financed our operations primarily through public and private placements of our equity securities. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. The net losses we incur may fluctuate significantly from quarter to quarter.

We expect our expenses to increase with our ongoing activities, particularly as we conduct larger-scale clinical studies of, and seek marketing approval for our product candidates. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialisation expenses related to product sales, marketing, manufacturing and distribution. We may also need to raise additional funds sooner if we choose to pursue additional indications or geographies for our product candidates or otherwise expand more rapidly than we presently anticipate. Furthermore, we will continue to incur costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we fail to obtain additional financing, we may be unable to complete the development and commercialisation of our product candidates or continue our development programmes.

Dependence on Clinical Candidates

We do not currently generate any revenues from sales of any products, and we may never be able to develop or commercialise a marketable product. We have invested substantially all of our efforts and financial resources to date in the development of NUC-3373 and NUC-7738, as well as Acelarin, for which we discontinued the NuTide:121 clinical study in March 2022. Our ability to generate product revenues, which we do not expect will occur for at least the next several years, if ever, will depend heavily on the successful development and eventual commercialisation of these product candidates, if approved, which may never occur. Each of NUC-3373 and NUC-7738 will require additional clinical development, management of clinical, preclinical and manufacturing activities, regulatory approval in multiple jurisdictions, procurement of manufacturing supply, commercialisation, substantial additional investment and significant marketing efforts before we generate any revenues from product sales, if at all. We are not permitted to market or promote any product candidates in the United States, Europe or other countries before we receive regulatory approval from the FDA, the European Medicines Agency (EMA) or comparable foreign regulatory authorities, and we may never receive such regulatory approval for NUC-3373, NUC-7738 or any future product candidate. We have not submitted a New Drug Application, or NDA, to the FDA, a Marketing Authorisation Application, or MAA, to the EMA or comparable applications to other regulatory authorities for any of our product candidates and do not expect to be in a position to do so in the foreseeable future.

Manufacturing

We do not currently own or operate, nor do we have any plans to establish in the future, any manufacturing facilities. We rely, and expect to continue to rely, on third parties for the manufacture and shipment of our product candidates for preclinical studies and clinical studies, as well as for the commercial manufacture of our drugs if any of our product candidates receive marketing approval. This reliance on third parties increases the risk that we will not have sufficient quantities of our product candidates or drugs or such quantities at an acceptable cost or quality, which could delay, prevent or impair our development or commercialisation efforts.

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COVID-19

Public health crises such as pandemics or similar outbreaks could adversely impact our business. The coronavirus, SARS-CoV-2, which causes COVID-19, and its variants have spread to every country in the world and throughout the United States and Europe. The extent to which the COVID-19 pandemic or any other pandemic may impact our business, preclinical studies and clinical studies will depend on future developments, which are highly uncertain and cannot be predicted with confidence. These include:

•	the emergence, severity and spread of new variants of the disease;

•	the duration of the pandemic and any outbreak of future variants;

•

the potential imposition of travel restrictions and actions to contain the pandemic and any future outbreaks. such as social distancing and quarantines or lockdowns in the United Kingdom, the United States and other countries, business closures or business disruptions; and

•	the effectiveness of actions taken in the United Kingdom, the United States and other countries to contain and treat the disease.

Commercialisation

We currently have no marketing capability or sales force, but we intend to commercialise or participate in the commercialisation of our product candidates for which we receive regulatory approval in major markets, such as the United States and Europe. This may necessitate building a specialised sales force and other commercial capabilities in such markets. To achieve commercial success for any approved product candidate for which we retain sales and marketing responsibilities, we must build our sales, marketing, managerial and other non-technical capabilities or make arrangements with third parties to perform these services. There are risks involved with both establishing our own sales and marketing capabilities and entering into arrangements with third parties to perform these services. For example, recruiting and training a sales force is expensive and time consuming and could delay any drug launch. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialisation expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.

Regulation

Our product candidates and the activities associated with their development and commercialisation, including their design, testing, manufacture, safety, efficacy, recordkeeping, labelling, storage, approval, advertising, promotion, sale, distribution, import and export are subject to comprehensive regulation by the FDA and other regulatory agencies in the United States and by comparable authorities in other countries.

The process of obtaining marketing approvals, both in the United States and in other countries, is expensive and takes several years, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved. Failure to obtain marketing approval for a product candidate will prevent us from commercialising. We have not received approval to market any of our product candidates from regulatory authorities in any jurisdiction. We have limited experience in planning and conducting the clinical studies required for marketing approvals, and we expect to rely on third-party CROs to assist us in this process. Obtaining marketing approval requires the submission of extensive preclinical and clinical data and supporting information to regulatory authorities for each therapeutic indication to establish the product candidate’s safety and efficacy. Securing marketing approval also requires the submission of information about the product manufacturing process, and in many cases the inspection of manufacturing facilities by the regulatory authorities. Our product candidates may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude our obtaining marketing approval or prevent or limit commercial use. Regulatory authorities have substantial discretion in the new drug approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional preclinical studies or clinical studies. Our product candidates could be delayed in receiving, or fail to receive, marketing approval.

Intellectual Property

If we are unable to obtain and maintain intellectual property protection for our technology and products, or if the scope of the intellectual property protection obtained is not sufficiently broad, our competitors could commercialise technology and products similar or identical to ours, and our ability to successfully commercialise our technology and products may be impaired. In addition, if we infringe the valid patent rights of others, we may be prevented from making, using or selling our products or may be subject to damages or penalties. Even if our patent applications issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage. Our competitors may be able to circumvent our owned or licensed patents by developing similar or alternative technologies or products in a non-infringing manner. We may become involved in administrative adversarial proceedings in the United States Patent and Trademark Office (USPTO) or in the patent offices of other countries brought by a third party to attempt to cancel or invalidate our patent rights, which could be expensive, time consuming and cause a loss of patent rights. We may have to file one or more lawsuits in court to prevent a third party from selling a product or using a product in a manner that infringes our patent, which could be expensive, time consuming and unsuccessful, and ultimately result in the loss of our proprietary market. Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, the outcome of which would be uncertain and could hurt our business. We may not be able to effectively enforce our intellectual property rights throughout the world. Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements. Our intellectual property licenses with third parties may be subject to disagreements over contract interpretation, which could narrow the scope of our rights to the relevant intellectual property or technology or increase our financial or other obligations to our licensors. We may be subject to claims by third parties asserting that our employees or we have misappropriated their intellectual property, or claiming ownership of what we

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regard as our own intellectual property. If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed. Our proprietary information, or that of our suppliers and any future collaborators, may be lost or we may suffer security breaches. Intellectual property rights do not necessarily address all potential threats to our competitive advantage.

We may not have sufficient financial or other resources to adequately conduct litigation or proceedings relating to intellectual property claims. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon, misappropriating or successfully challenging our intellectual property rights.

In 2018, we were granted a European patent from the European Patent Office, or EPO, European Patent 2955190, or EP 190, that covered the composition of matter of a genus of phosphoramidate nucleotide compounds that includes sofosbuvir, sold under the brand name Sovaldi®, a leading drug for the treatment of hepatitis C sold by Gilead Sciences, Inc. Sofosbuvir is also a key component of Harvoni®, Vosevi® and Epclusa®. Later in 2018, Gilead filed an Opposition to EP 190 at the EPO in an attempt to revoke it. In February 2021, the Opposition Division of the EPO upheld EP 190 in an amended form. In June 2021, this decision was appealed by Gilead to the EPO Technical Boards of Appeal. We also filed an appeal regarding the Opposition Division’s decision only to allow the patent in an amended form. On 24 March 2023, the EPO Technical Board of Appeal issued an oral decision revoking EP 190. This decision is final and has retroactive effect.

Subsequent to the decision of the Opposition Division, but also in February 2021, Gilead Sciences, Inc. and Gilead Sciences Limited filed a lawsuit against us in the Patents Court of the High Court of Justice of England and Wales requesting revocation of the U.K. part of EP 190. In March 2021, we filed a counterclaim against Gilead Sciences, Inc. and Gilead Sciences Limited alleging infringement of EP 190 resulting from acts including the sale of Sovaldi®, as well as its combination products Harvoni®, Vosevi® and Epclusa®, in the United Kingdom. In September 2022, we were granted a further European patent from the EPO, EP 3904365, or EP 365, that covered the composition of matter of a smaller genus of phosphoramidate nucleotide compounds that includes sofosbuvir. The Patents Court of the High Court of Justice of England and Wales heard this case between 20 January 2023 and 3 February 2023 and a judgment was handed down on 21 March 2023. In its judgment, the High Court deemed that EP 190 and EP 365 were invalid in the United Kingdom. As a result of this decision, we will be liable to pay a proportion of Gilead’s legal fees for these legal proceedings in the United Kingdom.

In April 2021, we initiated legal proceedings against Gilead Sciences Ireland UC and Gilead Sciences GmbH in the German Regional Court of Dusseldorf for patent infringement for the sale of Sovaldi as well as its combination products Harvoni®, Vosevi® and Epclusa® in Germany. In July 2022, the German Regional Court of Dusseldorf issued a judgment that Gilead Sciences Ireland UC and Gilead Sciences GmbH had infringed EP 190. Gilead has appealed this decision and the Higher Regional Court of Dusseldorf appeal hearing is currently scheduled for 17 August 2023. In addition, Gilead has launched proceedings before the German courts to request a compulsory license under EP 190. However, as a result of the decision by the EPO Technical Board of Appeal in March 2023, we plan to abandon further proceedings in Germany and, as a result, we will be liable to pay a proportion of Gilead’s legal fees for these legal proceedings in Germany.

Conduct of Clinical Studies

We rely on, and expect to continue to rely on, third parties to conduct our clinical studies for our product candidates. If these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines, we may not be able to obtain marketing approval for or commercialise our product candidates, and our business could be substantially harmed. We do not have the ability to independently conduct clinical studies. Nevertheless, we will be responsible for ensuring that each of our clinical studies are conducted in accordance with the applicable protocol, legal and regulatory requirements and scientific standards.

Employees

We currently have a limited number of employees, and our future success depends on our ability to retain key executives and to attract, retain and motivate qualified personnel. We are a clinical development-stage group, and, as of 31 December 2022, had 31 employees, including four executive officers. We are highly dependent on the research and development, clinical and business development expertise of Hugh Griffith, our founder and Chief Executive Officer, as well as the other principal members of our management team and our collaborators’ scientific and clinical teams. Recruiting and retaining qualified scientific, clinical, manufacturing, finance, sales and marketing personnel will also be critical to our success. The loss of the services of our executive officers or other key employees could impede the achievement of our research, development and commercialisation objectives and seriously harm our ability to successfully implement our business strategy.

environmental matters

We currently outsource our research, development and manufacturing activities.

Our leased offices in the United Kingdom, used solely for administrative purposes, drive the majority of our carbon emissions. The building currently has a current Energy Performance Certificate, with a Building Energy Performance Rating of “C” (between 31 to 45 kgCO2 per m2 per year). This rating remains unchanged from the rating indicated in NuCana’s previous annual accounts and reports for the financial years ended 31 December 2020 and 31 December 2021. The certificate has been produced under the Energy Performance of Buildings (Scotland) Regulations 2008 from data lodged to the Scottish EPC register. The building energy performance rating is a measure of the effect of a building on the environment in terms of carbon dioxide CO2 emission, with ratings ranging between “A+” (net zero carbon) to “G” (very poor). The better the rating, the less impact on the environment. The current rating is based upon an assessor’s survey of the building, using EPCgen, V4.1.e.5.

Our report on greenhouse gas emissions is included in our Directors’ Report on page 15 of this Annual Report.

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employees

The number of employees by function and geographic location as of the end of the period for our fiscal years ended 31 December 2022 and 2021 was as follows:

	2022	2021
By Function:
Research and development	25	27
Management and administrative	6	6

Total	31	33

By Geography:
United Kingdom and Crown Dependencies	29	30
United States of America	2	3

Total	31	33

As of 31 December 2022, we had 28 full-time employees and 3 part-time employees. We have never had a work stoppage and none of our employees are covered by collective bargaining agreements or represented by a labour union. We believe our employee relations are good.

Diversity

We make appointments based on merit according to the balance of skills and experience offered by prospective candidates. Whilst acknowledging the benefits of diversity, individual appointments are made irrespective of personal characteristics such as sex, race, disability, gender, sexual orientation, religion or age.

A breakdown of the statistics as at 31 December 2022 is as follows:

Position	Male	Female	Total
Company Director	7	—	7
Senior Manager	7	7	14
Other Employees	8	8	16

Total Employees(1)	16	15	31

(1)	Total Employees includes one Executive Director, the Chief Executive Officer.

employee consultation and human rights

We place considerable value on the involvement of our employees. Meetings are held with employees to discuss the operations and progress of the business and employees are encouraged to become involved in the success of the Group through share option schemes (see note 16 to the financial statements). We endeavour to impact positively on the communities in which we operate. We do not, at present, have a specific policy on human rights. However, we have several policies that promote the principles of human rights, including our Anti-Slavery and Human Trafficking Policy, which governs our zero-tolerance approach to modern slavery and our commitment to acting ethically and with integrity in all our business dealings; and an Anti-Corruption and Bribery Policy in order to reflect our policy to conduct our business in an honest and ethical manner. Our Health & Safety policy sets out our commitment to provision of a safe working environment for our employees. Furthermore, our Equal Opportunities Policy promotes the right of every employee to be treated with dignity and respect and not to be harassed or bullied on any grounds. Accordingly, we have a policy framework in place to ensure that we will respect the human rights of all our employees, including: provision of a safe, clean working environment; ensuring employees are free from discrimination and coercion; not using child or forced labour and respecting the rights of privacy and protecting access and use of employee personal information. This report does not contain information relating to social or community matters as such information is not relevant in understanding our development, performance, or position.

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section 172(1) statement

Section 172 of the Companies Act 2006 requires each of directors to act in the way they consider, in good faith, would be most likely to promote the success of the company for the benefit of its members as a whole, and in doing so, have regard (amongst other matters) to:

a)	the likely consequences of any decision in the long term;

b)	the interests of the company’s employees;

c)	the need to foster the company’s business relationships with suppliers, customers and others;

d)	the impact of the company’s operations on the community and the environment;

e)	the desirability of the company maintaining a reputation for high standards of business conduct; and

f)	the need to act fairly between members of the company.

The directors continue to have regard to the interests of our key stakeholders, including our shareholders, holders of ADSs, and employees. The Board recognises its responsibility to take into consideration the needs and concerns of all our stakeholders as part of our discussion and decision-making processes.

Details of our interactions and engagement with shareholders, ADSs holders and analysts are summarised below.

Interests – issues and factors which are most important to shareholders, ADSs holders and analysts	• Successful research and development of our pipeline • Sufficient cash and cash equivalents on hand to fund our anticipated operations
Engagement – examples of engagement in 2022

•  Annual General Meeting in June 2022

•  Directors and senior management meet investors and analysts

•  Quarterly financial results and regular press releases

•  Investor outreach programme, including regular investor conferences and events

Outcomes – any actions which resulted	• Helped to inform the objectives and strategy of the business, as outlined in the Our Strategy section of this Strategic Report on page 5 • Attracted new investors in the Group

Our engagement and consultation with employees are outlined in the Employee Consultation and Human Rights section of this Strategic Report on page 12.

The consideration and impact of our operations on the environment are contained in the Environmental Matters section of this Strategic Report on page 11.

The Strategic Report was approved by the Board on 4 May 2023.

On behalf of the Board

Hugh S. Griffith

Chief Executive Officer

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directors’ report

Company registration

NuCana plc is registered in England and Wales with the registered number 03308778.

Results and dividends

The loss for the year after taxation amounted to £32.0 million (2021: £40.5 million). The directors do not recommend a final dividend (2021: £nil).

Principal activities

NuCana is a rapidly growing, clinical-stage biopharmaceutical Group developing a portfolio of new medicines (ProTides) to treat patients with cancer. The unique feature of ProTides is their ability to overcome the key limitations associated with many widely used anti-cancer medicines.

Future developments

The future developments have been set out in the Strategic Report on page 2.

Research and development activities

NuCana’s research and development strategy and activities have been set out in the Strategic Report on pages 2 to 13.

Directors

The directors who served the Company during the year and up to the date of this report were as follows:

Hugh Griffith	Cyrille Leperlier
Andrew Kay	Bali Muralidhar
Adam George	Elliott Levy
Martin Mellish	James Healy (retired 27 April 2022)

Going concern

In common with many companies in the biopharmaceutical sector, the Group incurs significant expenditures as it researches and develops its potential products for market.

As the Group continues to incur losses, its transition to profitability is dependent upon the successful development, approval and commercialisation of its product candidates and achieving a level of revenues adequate to support its cost structure. The Group may never achieve profitability, and unless and until it does, it will continue to need to raise additional capital. There can be no assurances, however, that additional funding will be available on acceptable terms or at all.

The Group’s board of directors, having reviewed the operating budgets and development plans for the 18-month period to 30 June 2024 (the “going concern period”) considers that the Group has adequate financial resources to continue in operation for the going concern-period.

In the year ended 31 December 2022, the Group had net cash outflows of £23.2 million. The base case forecast prepared for the going concern period includes assumptions regarding, among other things, research and development expenses, administrative expenses, staff costs and income tax credits. The base case forecast has been reviewed and approved by the board of directors in accordance with the Group’s normal budgeting and forecasting processes.

In stress testing these forecasts and assumptions, severe but plausible downside scenarios have been modelled, which include inflationary increases to clinical study budgets, increased insurance costs and a less favourable U.S. dollar to pound sterling exchange rate. Furthermore, a reverse stress test has been modelled to consider what combination of downside scenarios could result in liquidity being exhausted during the going concern period.

To the extent any of the severe but plausible scenarios materialised, the directors believe the Group would have sufficient controllable mitigating actions to reduce expenditure through the going concern period, including management of third-party, such as phasing of clinical study costs, and internal resource costs. The directors do not consider that a situation where the Group would run out of cash over the going concern period is plausible given the likelihood of such downside scenarios and the Group’s ability to implement controllable mitigations.

In addition, as the Group has an “at-the-market” (ATM) sales agreement in place with Jefferies LLC, it may be able to raise additional capital. However, the quantum of funds that could be raised via the ATM process is uncertain. As such, the possible cash inflows arising from the ATM have not been reflected in this going concern assessment.

The Group believes that its cash and cash equivalents of £41.9 million at 31 December 2022 will be sufficient to fund its current operating plan over the going concern period to 30 June 2024. The board of directors is therefore satisfied that it is appropriate to adopt the going concern basis of accounting in preparing the financial statements.

Financial instruments

Details of financial instruments are set out in note 18 to the financial statements on page 70.

Charitable and political contributions

No charitable contributions were paid during the 2022 financial year (2021: £nil).

No donations were made during the 2022 financial year to political organisations (2021: £nil).

Structure of group’s capital

Details of the structure of the Group’s capital are set out in note 14 to the financial statements on page 63.

Directors’ insurance and indemnities

The directors have the benefit of the indemnity provisions contained in the Company’s Articles of Association, and the Company has maintained throughout the year directors’ and officers’ liability insurance for the benefit of the Company, the directors and its officers. The Company has entered into qualifying third-party indemnity arrangements for the benefit of all its directors in a form and scope which comply with the requirements of the Companies Act 2006 and which were in force throughout the year and remain in force.

Overseas branches

The Company has no overseas branches.

Environmental matters

The Group measures and reports its greenhouse gas emissions.

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As 2020 was the first year of reporting, it is reported as the baseline year against which future performance is measured.

Quantification and reporting methodology

This report was compiled by management. The 2019 U.K. Government Environmental Reporting Guidelines and the GHG Protocol Corporate Accounting and Reporting Standard (revised edition) were followed to ensure the Streamlined Energy and Carbon Reporting (“SECR”) requirements were met.

The energy data was collated using existing reporting mechanisms for the Group’s leased offices in the United Kingdom, where the majority of the Group’s employees work. These methodologies provided a continuous record of electricity use.

The energy data was converted to carbon emissions using the 2022 U.K. Government GHG Conversion Factors for Company Reporting. The associated emissions are divided into the combustion of fuels and the operation of facilities (scope 1), purchased electricity, heating and cooling (scope 2) and indirect emissions that occur as a consequence of company activities (scope 3). During the year the Group only had emissions relating to scope 2.

Estimations

The electricity use was compiled from invoices and meter readings.

	2022	2021	2020
Energy used by the company (in KWH)	111,631	128,699	164,026
Emissions associated with the reported energy use (tCO2e)	22	27	38

Intensity Ratio

The chosen primary intensity ratio is total gross emissions in metric tonnes CO2e (mandatory emissions) per employee.

	2022	2021	2020
Tonnes of CO2e per employee	0.72	1.01	1.37

Energy efficiency action during current financial year

We will continue to monitor our carbon emissions and look for cost-effective improvements of energy performance.

Energy consumption is expected to increase this year as we adopt a blended approach to working, with a mix of remote and office working. The COVID-19 pandemic has shown that more flexible working policies have not had a detrimental impact on the day-to-day function of the business. It is therefore expected that our energy consumption will be lower relative to pre-pandemic levels.

As a result of the COVID-19 pandemic, there has been an increase in the use of video conferencing for meetings, reducing the need for travel. The emission savings resulting from these activities has not been quantified, but this practice has resulted in behavioural changes that are expected to continue for the foreseeable future.

Climate change

The Group relies on third parties to manufacture and ship our product candidates for preclinical studies and clinical studies, as well as conducting the associated preclinical and clinical studies. As a result, the Group’s direct operational footprint is such that it does not expect any material impact on their operations and financial position as a result of climate change.

The Audit Committee makes recommendations to the Board on the principal risks of relevance to the business. Climate-related issues are considered in terms of potential for contribution to these principal risks. The issues considered include both the risk of physical disruption to the business from climate change, and the risks and opportunities as the global economy transitions to significantly lower carbon emissions. In the current period, the Audit Committee concluded that climate-related risks did not rise to the level of a principal risk.

Events after the reporting period

Details of important events affecting the Group, which have occurred since 31 December 2022, are set out in note 20 to the financial statements on page 71.

Disclosure of information to the auditors

So far as each person who was a director at the date of approving this report is aware, there is no relevant audit information, being information needed by the auditor in connection with preparing its report, of which the auditor is unaware. Having made enquiries of fellow directors and the Group’s auditor, each director has taken all the steps that they are obliged to take as directors in order to make themselves aware of any relevant audit information and to establish that the auditor is aware of that information.

Auditors

Resolutions to re-appoint Ernst & Young LLP as auditor of the Company and to authorise the Board to set its remuneration will be proposed at the Company’s forthcoming annual general meeting (“AGM”).

The Directors’ Report was approved by the Board on 4 May 2023.

On behalf of the Board

Hugh S. Griffith

Director

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remuneration committee chair’s annual statement

The information provided in this part of the Directors’ Remuneration Report is not subject to audit.

On behalf of the Board of Directors of NuCana plc, I am pleased to present the Directors’ Remuneration Report for the year ended 31 December 2022.

Voting at our 2022 AGM was conducted on a show of hands by those shareholders (or their proxies, as applicable) in attendance at the relevant meeting. At the meeting, the resolution to approve the 2021 Directors’ Remuneration Report was approved as follows:

•

Resolution 6 regarding approval of the Directors’ Remuneration Report: 49,657,664 votes for and 1,038,352 votes against which equates to over 97% of the proxy vote being in favour of the resolution. 46,715 votes were withheld.

At the 2020 AGM, the resolution to approve the existing Directors’ Remuneration Policy was approved as follows:

•

Resolution 6 regarding approval of the Directors’ Remuneration Policy: 29,488,397 votes for and 959,483 votes against which equates to over 96% of the proxy vote in favour of the resolution. 1,463,007 votes were withheld.

Remuneration Committee

The Remuneration Committee consists of two independent Non-Executive Directors, Bali Muralidhar (Chair from 27 April 2022 and Member since 5 February 2021), and Elliott Levy (Member since 6 May 2022). James Healy was Chair and Member until his retirement from our Board on 27 April 2022.

The Remuneration Committee is responsible for reviewing and establishing our executive remuneration policy and philosophy, including reviewing the performance of the senior executive officers and setting the scale and structure of their remuneration and the basis of their service agreements with due regard to the interests of the shareholders. It is the policy of the Remuneration Committee that no individual can participate in discussions or decisions concerning his or her own remuneration.

The Directors’ Remuneration Report that follows is for the year from 1 January 2022 to 31 December 2022 except where otherwise stated.

The Directors’ Remuneration Policy is designed to:

•	Increase shareholder value;

•	Reward senior executive officers for their contribution to the Company’s development and value creation;

•	Recognise individual initiative, leadership, achievement, and other contributions; and

•	Provide competitive compensation that will attract and retain qualified executives.

Activities and major decisions

During the year ended 31 December 2022, the Committee undertook the following activities and major decisions:

•

Commissioned an updated benchmarking review of director and senior executive officer compensation, which was undertaken to ensure that remuneration for our directors and senior executive officers remains competitive for the retention and engagement of key talent.

The Committee engaged Radford (an Aon Hewitt company) as independent advisors to:

•	Provide an assessment of director and senior executive officer annual cash compensation, including base salary and annual bonuses as compared to the market; and

•	Provide an assessment of the annual grants of options for directors and senior executive officers as compared to the market.

As a result of a Radford benchmarking study completed in 2022, the Chief Executive Officer (CEO), Chief Financial Officer (CFO) and Chief Medical Officer (CMO) received increased base salary awards at a level that is aligned with the peer group comparator data.

•	Awarded share options to selected employees in March and July 2022.

2023 Annual General Meeting

On behalf of the Board, I wish to thank our shareholders for their input and support during the year ended 31 December 2022. The Remuneration Committee and the Board of Directors welcome feedback from our shareholders on the Directors’ Remuneration Report. We look forward to receiving the support of our shareholders for the Directors’ Remuneration Report and Directors’ Remuneration Policy at our Annual General Meeting to be held on 15 June 2023.

Bali Muralidhar

Non-Executive Director & Chair of Remuneration Committee

4 May 2023

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report on remuneration

The information provided in this part of the Directors’ Remuneration Report is subject to audit.

The Remuneration Committee presents the Report on Remuneration for the year ended 31 December 2022, which will be put to shareholders for a non-binding vote at the Annual General Meeting to be held on 15 June 2023.

Single total figure for Remuneration of each Director

The following table shows the remuneration received by the directors for the years ended 31 December 2022 and 31 December 2021.

Name of director		Salary & Fees(1) £	Taxable Benefits(2) £	Annual Bonus(3) £	Share Options(4) £	Pension Benefit(5) £	Total £	Total Fixed Remuneration(6) £	Total Variable Remuneration(7) £
Executive Directors(8)
Hugh Griffith	YE 31 Dec 2022	551,623	3,404	414,331	270,253	53,119	1,292,730	608,146	684,584
	YE 31 Dec 2021	531,193	3,506	318,716	1,251,582	53,119	2,158,116	587,818	1,570,298

Non-Executive Directors
Andrew Kay	YE 31 Dec 2022	72,061	—	—	17,171	—	89,232	72,061	17,171
	YE 31 Dec 2021	58,860	—	—	—	—	58,860	58,860	—
Adam George	YE 31 Dec 2022	52,670	—	—	25,245	—	77,915	52,670	25,245
	YE 31 Dec 2021	45,574	—	—	54,100	—	99,674	45,574	54,100
Martin Mellish	YE 31 Dec 2022	44,525	—	—	25,245	—	69,770	44,525	25,245
	YE 31 Dec 2021	38,299	—	—	54,100	—	92,399	38,299	54,100
Cyrille Leperlier	YE 31 Dec 2022	60,449	—	—	25,245	—	85,694	60,449	25,245
	YE 31 Dec 2021	38,299	—	—	54,100	—	92,399	38,299	54,100
Bali Muralidhar	YE 31 Dec 2022	29,249	—	—	25,245	—	54,494	29,249	25,245
	YE 31 Dec 2021	42,840	—	—	54,100	—	96,940	42,840	54,100
Elliot Levy(9)	YE 31 Dec 2022	48,276	—	—	25,245	—	73,521	48,276	25,245
	YE 31 Dec 2021	6,383	—	—	12,799	—	19,182	6,383	12,799
Rafaèle Tordjman(10)	YE 31 Dec 2022	—	—	—	—	—	—	—	—
	YE 31 Dec 2021	24,663	—	—	—	—	24,663	24,663	—
James Healy(11)	YE 31 Dec 2022	17,026	—	—	—	—	17,026	17,026	—
	YE 31 Dec 2021	44,653	—	—	54,100	—	98,753	44,653	54,100

Total	YE 31 Dec 2022	875,879	3,404	414,331	413,649	53,119	1,760,382	932,402	827,980

	YE 31 Dec 2021	830,764	3,506	318,716	1,534,881	53,119	2,740,986	887,389	1,853,597

(1)

The majority of the remuneration was set and paid in pounds sterling (£). For the purposes of this table, the fees paid in any other currency in which remuneration was paid have been converted into pounds sterling based on the currency/pounds sterling average exchange rate for the period the costs relate to. All of the figures in the table above are in pounds sterling.

(2)	The amount for taxable benefits represents the Company’s contribution to medical insurance.
(3)	The annual bonus amounts shown for the year ended 31 December 2022 represent the total bonus payments that related to performance in 2022, which was paid in early 2023.
(4)

These options only have service conditions attached. There are no performance conditions. The values of these share option awards are therefore recorded in this table at the date of grant. Where the options have vested before the date of this report the value is based on the market value of the shares at the date of vesting, less the exercise price. Where the options have not vested the market value of the options at the date of vesting is not ascertainable. Therefore, the value included in this table is based on the average market value of the shares over the three months to 31 December 2022 and 31 December 2021 respectively, less the applicable exercise price.

(5)	The amount for pension benefit represents the Company’s contribution into a money purchase plan.
(6)	Total fixed remuneration includes salary and fees, taxable benefits and pension benefit.
(7)	Total variable remuneration includes annual bonus and share options.
(8)	Changes to the compensation for our Executive Directors take effect from 1 January in each year.
(9)	Elliott Levy was appointed to the Board on 1 November 2021.
(10)	Rafaèle Tordjman retired from the Board on 28 September 2021.
(11)	James Healy retired from the Board on 27 April 2022.

directors’ remuneration report/03

Annual bonus

Our Executive Directors are eligible for an annual bonus at the discretion of the Remuneration Committee. Bonus awards are reviewed at the end of each calendar year and any such awards are determined by the performance of the individual and the company as a whole, based upon the achievement of strategic objectives set at the beginning of the year. In determining Executive Director compensation for the year ended 31 December 2022, the Remuneration Committee considered achievement of specific performance measures which had been previously approved by the Remuneration Committee to be achieved by the executive team during 2022. These are considered to be commercially sensitive and will not be disclosed in detail, but are linked to our business strategies which include to:

•	Rapidly develop NUC-3373 to replace 5-FU as the standard of care for the treatment of patients with colorectal cancer;

•	Identify additional indications for development of NUC-3373;

•	Rapidly develop NUC-7738 as a treatment for patients with solid tumours;

•	Leverage our proprietary ProTide technology platform to develop additional product candidates; and

•	Continue to protect and strengthen our intellectual property position.

Share options awarded during the financial year

The table below shows, for each director, the total number of options awarded in the year ended 31 December 2022. The face value of the award is calculated as the share price at date of grant, in pounds sterling, multiplied by the number of options granted. The options granted have no performance conditions, only service conditions.

We periodically grant share options to employees, directors and consultants to enable them to share in our successes and to reinforce a corporate culture that aligns their interests with that of our shareholder.

Name of director	Type of plan	Number of options granted	Exercise price £	Share price at date of grant £		Value at date of grant £	Performance period end	Date of expiry
Executive Directors
Hugh Griffith	2020 Long-Term Incentive Plan	401,450	0.56	0.56	(1)	224,812	09-Mar-26	09-Mar-32
	2020 Long-Term Incentive Plan	200,725	0.04	0.67	(2)	134,486	12-Jul-26	12-Jul-32

Non-Executive Directors
Andrew Kay	2020 Long-Term Incentive Plan	56,250	0.56	0.56	(1)	31,500	09-Mar-26	09-Mar-32
Adam George	2020 Long-Term Incentive Plan	37,500	0.56	0.56	(1)	21,000	09-Mar-26	09-Mar-32
	2020 Long-Term Incentive Plan	18,750	0.04	0.67	(2)	12,563	12-Jul-26	12-Jul-32
Martin Mellish	2020 Long-Term Incentive Plan	37,500	0.56	0.56	(1)	21,000	09-Mar-26	09-Mar-32
	2020 Long-Term Incentive Plan	18,750	0.04	0.67	(2)	12,563	12-Jul-26	12-Jul-32
Cyrille Leperlier	2020 Long-Term Incentive Plan	37,500	0.56	0.56	(1)	21,000	09-Mar-26	09-Mar-32
	2020 Long-Term Incentive Plan	18,750	0.04	0.67	(2)	12,563	12-Jul-26	12-Jul-32
Bali Muralidhar	2020 Long-Term Incentive Plan	37,500	0.56	0.56	(1)	21,000	09-Mar-26	09-Mar-32
	2020 Long-Term Incentive Plan	18,750	0.04	0.67	(2)	12,563	12-Jul-26	12-Jul-32
Elliott Levy	2020 Long-Term Incentive Plan	37,500	0.56	0.56	(1)	21,000	09-Mar-26	09-Mar-32
	2020 Long-Term Incentive Plan	18,750	0.04	0.67	(2)	12,563	12-Jul-26	12-Jul-32

(1)	The share options were granted on 09 March 2022.
(2)

The share options were granted on 12 July 2022. The exercise price of these share options is the nominal value of our ordinary shares of £0.04 rather than at the share price at the date of grant of £0.67. The exercise price of the share options has not changed since the date of the grant.

directors’ remuneration report/03

Statement of directors’ shareholdings and share interests

The table below shows, for each director, the total number of shares owned, the total number of share options held and the number of share options vested as at 31 December 2022. The table only reflects shares held individually by each director, or in a family investment vehicle, and does not include shares held by any investment fund with which the director is affiliated.

Name of director	Shares owned	Share options Vested not yet exercised(1)	Share options Unvested with performance conditions(1)	Share options Exercised during the year	Total (Shares and Share Options)
Executive Directors
Hugh Griffith	1,265,026	3,382,185	2,733,721	84,905	7,380,932

Non-Executive Directors
Andrew Kay	—	50,000	206,250	—	256,250
Adam George	—	88,250	150,599	—	238,849
Martin Mellish	22,672	90,328	150,599	20,280	263,599
Cyrille Leperlier	—	88,250	150,599	—	238,849
Bali Muralidhar(2)	540	19,800	115,650	—	135,990
Elliott Levy	—	22,500	123,750	—	146,250
James Healy(3)	51,030	30,233	—	2,888	81,263

(1)	All share options that were outstanding as at 31 December 2022 use time-based vesting and are not subject to performance targets other than continued service until the date of vesting.
(2)

Consists of 540 ADSs. Excludes 3,333,333 ADSs held by Abingworth Bioventures VII, LP (“Abingworth VII”). Abingworth VII (acting by its general partner Abingworth Bioventures VII GP LP, acting by its general partner Abingworth General Partner VII LLP) has delegated to Abingworth LLP (“Abingworth”), all investment and dispositive power over the securities held by Abingworth VII. Abingworth holds the reported securities indirectly through Abingworth VII. Bali Muralidhar is a managing partner and investment committee member of Abingworth and disclaims beneficial ownership of the ADSs held by Abingworth VII.

(3)

Consists of 51,030 ordinary shares held in the Healy Family Trust, for which James Healy’s spouse is the trustee. Excludes 5,777,777 ordinary shares owned of record by Sofinnova Venture Partners VIII, L.P. (“SVP VIII”) and 2,222,222 ordinary shares owned of record by Sofinnova Venture Partners X, L.P. (“SVP X”). James Healy, together with Michael F. Powell, are the managing members of Sofinnova Management VIII, L.L.C., the general partner of SVP VIII, and as such, may be deemed to share voting and investment power with respect to such shares. James Healy, together with Michael F. Powell and Maha Katabi, are the managing members of Sofinnova Management X, L.L.C., the general partner of SVP X, and as such, may be deemed to share voting and investment power with respect to such shares. James Healy disclaims beneficial ownership with regard to the 5,777,777 shares owned by SVP VIII and the 2,222,222 shares owned by SVP X, except to the extent of his proportionate pecuniary interest therein. James Healy retired from the Board on 27 April 2022. All unvested share options lapsed on the date of his retirement.

Policy on shareholding requirements

We do not currently have a policy requiring our directors to hold a certain number or value of our shares.

directors’ remuneration report/03

Directors’ equity-based awards held at 31 December 2022

The table below presents the interests of the directors in options to acquire our ordinary shares with a nominal value of £0.04 per share as at 31 December 2022. A total of 939,675 options were granted to directors during the year ended 31 December 2022. Three of our directors exercised options during the year ended 31 December 2022.

Name of director	Options held	Grant date	Start date for vesting	Earliest date of potential exercise of any options(1)	Date of expiry
Executive Directors
Hugh Griffith	165,094	28-Jun-2013	28-Jun-2013	28-Jun-2014	28-Jun-2023
	124,999	27-Jan-2014	27-Jan-2014	27-Jan-2015	27-Jan-2024
	625,000	27-Mar-2014	27-Mar-2014	27-Mar-2014	27-Mar-2024
	1,028,533	15-Sep-2017	15-Sep-2017	15-Sep-2017	15-Sep-2027
	428,600	15-May-2019	15-May-2019	15-May-2020	15-May-2029
	1,105,775	10-Jun-2020	10-Jun-2020	10-Jun-2021	10-Jun-2030
	221,155	9-Sep-2020	9-Sep-2020	9-Sep-2021	9-Sep-2030
	590,775	10-Feb-2021	10-Feb-2021	10-Feb-2022	10-Feb-2031
	1,223,800	15-Sep-2021	15-Sep-2021	15-Sep-2022	15-Sep-2031
	401,450	09-Mar-2022	09-Mar-2022	09-Mar-2023	09-Mar-2032
	200,725	12-Jul-2022	12-Jul-2022	12-Jul-2023	12-Jul-2032

Total	6,115,906

Non-Executive Directors
Andrew Kay	200,000	13-Jan-2021	13-Jan-2021	13-Jan-2022	13-Jan-2031
	56,250	09-Mar-2022	09-Mar-2022	09-Mar-2023	09-Mar-2032

Total	256,250

Adam George	21,000	08-May-2018	08-May-2018	08-May-2019	08-May-2028
	25,000	15-May-2019	15-May-2019	15-May-2020	15-May-2029
	47,832	10-Jun-2020	10-Jun-2020	10-Jun-2021	10-Jun-2030
	9,567	9-Sep-2020	9-Sep-2020	9-Sep-2021	9-Sep-2030
	34,650	10-Feb-2021	10-Feb-2021	10-Feb-2022	10-Feb-2031
	44,550	15-Sep-2021	15-Sep-2021	15-Sep-2022	15-Sep-2031
	37,500	09-Mar-2022	09-Mar-2022	09-Mar-2023	09-Mar-2032
	18,750	12-Jul-2022	12-Jul-2022	12-Jul-2023	12-Jul-2032

Total	238,849

Martin Mellish	7,500	28-Jun-2013	28-Jun-2013	28-Jun-2014	28-Jun-2023
	23,250	16-May-2017	28-Oct-2016	28-Oct-2017	16-May-2027
	25,000	15-May-2019	15-May-2019	15-May-2020	15-May-2029
	47,832	10-Jun-2020	10-Jun-2020	10-Jun-2021	10-Jun-2030
	4,783	9-Sep-2020	9-Sep-2020	9-Sep-2021	9-Sep-2030
	31,762	10-Feb-2021	10-Feb-2021	10-Feb-2022	10-Feb-2031
	44,550	15-Sep-2021	15-Sep-2021	15-Sep-2022	15-Sep-2031
	37,500	09-Mar-2022	09-Mar-2022	09-Mar-2023	09-Mar-2032
	18,750	12-Jul-2022	12-Jul-2022	12-Jul-2023	12-Jul-2032

Total	240,927

Cyrille Leperlier	21,000	08-May-2018	08-May-2018	08-May-2019	08-May-2028
	25,000	15-May-2019	15-May-2019	15-May-2020	15-May-2029
	47,832	10-Jun-2020	10-Jun-2020	10-Jun-2021	10-Jun-2030
	9,567	9-Sep-2020	9-Sep-2020	9-Sep-2021	9-Sep-2030
	34,650	10-Feb-2021	10-Feb-2021	10-Feb-2022	10-Feb-2031
	44,550	15-Sep-2021	15-Sep-2021	15-Sep-2022	15-Sep-2031
	37,500	09-Mar-2022	09-Mar-2022	09-Mar-2023	09-Mar-2032
	18,750	12-Jul-2022	12-Jul-2022	12-Jul-2023	12-Jul-2032

Total	238,849

Bali Muralidhar	34,650	10-Feb-2021	10-Feb-2021	10-Feb-2022	10-Feb-2031
	44,550	15-Sep-2021	15-Sep-2021	15-Sep-2022	15-Sep-2031
	37,500	09-Mar-2022	09-Mar-2022	09-Mar-2023	09-Mar-2032
	18,750	12-Jul-2022	12-Jul-2022	12-Jul-2023	12-Jul-2032

Total	135,450

cont

22

directors’ remuneration report/03

Name of director	Options held	Grant date	Start date for vesting	Earliest date of potential exercise of any options(1)	Date of expiry
Elliot Levy	90,000	15-Dec-2021	15-Dec-2021	15-Dec-2022	15-Dec-2031
	37,500	09-Mar-2022	09-Mar-2022	09-Mar-2023	09-Mar-2032
	18,750	12-Jul-2022	12-Jul-2022	12-Jul-2023	12-Jul-2032

Total	146,250

James Healy(2)	12,500	15-May-2019	15-May-2019	15-May-2020	15-May-2029
	11,958	10-Jun-2020	10-Jun-2020	10-Jun-2021	10-Jun-2030
	5,775	10-Feb-2021	10-Feb-2021	10-Feb-2022	10-Feb-2031

Total	30,233

(1)

All share options awarded to directors that were outstanding as at 31 December 2022 use time-based vesting and are not subject to performance targets other than continued service until the date of vesting.

(2)	James Healy retired from the Board on 27 April 2022. All unvested share options lapsed on the date of his retirement.

The closing market price of our ADSs on 31 December 2022 was $0.66. One ADS represents one ordinary share.

Payments made to past directors

During the year ended 31 December 2022, no payments were made to former directors of the Company.

Payments for loss of office

During the year ended 31 December 2022, no payments were made with respect to a director’s loss of office.

Policy on payments for loss of office

Our approach to payments in the event of termination of an Executive Director is to take account of the individual circumstances including the reason for termination, individual performance, contractual obligations and the terms of the share option scheme in which the Executive Director participates.

Payment obligations would include base salary, target bonus and benefits. In addition, our option scheme rules allow some or all of the options held by our Executive Directors and senior executive officers to vest in certain circumstances upon the event of a change of control.

There are no contractual provisions agreed prior to 27 June 2012 that could impact on the quantum of the payment.

We will comply with applicable disclosure and reporting requirements of the Securities and Exchange Commission with respect to remuneration arrangements with a departing Executive Director.

Illustration of total shareholder return

The information provided in this part of the Directors’ Remuneration Report is not subject to audit.

The graph below shows the daily movements by 31 December 2022, of $100 invested in NuCana plc ADS at our IPO price on 28 September 2017 compared with the value of $100 invested in the SPDR Series Trust SPDR S&P Biotech ETF (XBI). We believe this graph reflects our relative performance against a group of similarly situated comparator companies.

directors’ remuneration report/03

Chief Executive Officer historical remuneration

The table below sets out total remuneration delivered to the Chief Executive Officer over the last seven years valued using the methodology applied to the single total figure of remuneration. The Remuneration Committee does not believe that the remuneration payable in its earlier years as a private company bears any comparative value to that paid in its later years and therefore the Remuneration Committee has chosen to disclose remuneration only for the seven most recent financial years.

Period	Single total figure of remuneration £	Annual bonus payout against maximum opportunity	Long term incentive vesting rates against maximum opportunity
Year ended 31 December 2022(1)	1,292,730	78%	100%
Year ended 31 December 2021(1)	2,158,116	60%	100%
Year ended 31 December 2020(1)	1,709,183	60%	100%
Year ended 31 December 2019	827,586	57%	100%
Year ended 31 December 2018	786,311	58%	n/a
Year ended 31 December 2017(1)	11,033,025	82%	100%
Year ended 31 December 2016	407,533	35%	100%

(1)	The years ended 31 December 2022, 31 December 2021, 31 December 2020 and 31 December 2017 include unrealised gains on share options, which have not been exercised.

Change in director remuneration compared to other employees

The following table below shows the percentage change in the remuneration of directors and the average change per employee from 2020 onwards.

Percentage change in remuneration
		Salary & Fees %	Taxable Benefits %	Annual Bonus %
Executive Directors
Hugh Griffith	2021 to 2022	3.8	(2.9)	30.0
	2020 to 2021	(3.7)	17.6	3.0
	2019 to 2020	10.8	24.7	9.6

Non-Executive Directors(1)
Andrew Kay	2021 to 2022	22.4	—	—
	2020 to 2021	3,219.8	—	—
	2019 to 2020	—	—	—
Adam George	2021 to 2022	15.6	—	—
	2020 to 2021	(3.9)	—	—
	2019 to 2020	(1.1)	—	—
Martin Mellish	2021 to 2022	16.3	—	—
	2020 to 2021	(3.5)	—	—
	2019 to 2020	22.8	—	—
Cyrille Leperlier	2021 to 2022	57.8	—	—
	2020 to 2021	10.5	—	—
	2019 to 2020	7.2	—	—
Bali Muralidhar	2021 to 2022	(31.7)	—	—
	2020 to 2021	378.2	—	—
	2019 to 2020	—	—	—
Elliott Levy(2)	2021 to 2022	656.3	—	—
	2020 to 2021	—	—	—
	2019 to 2020	—	—	—
James Healy(3)	2021 to 2022	(61.9)	—	—
	2020 to 2021	18.2	—	—
	2019 to 2020	16.8	—	—
Employees(4)	2021 to 2022	(1.4)	18.3	25.3
	2020 to 2021	8.9	(1.3)	14.3
	2019 to 2020	12.8	4.3	25.4

(1)

Fees for Non-Executive Directors are set in US dollars and converted to pounds sterling (£) at the average rate for each year. Fees paid also reflect membership of various sub-committees, such as the Audit, Remuneration or Nominations Committee, in each respective year.

(2)	Elliott Levy was appointed to the Board on 1 November 2021. The percentage change compares a full year with a part year from Dr. Levy’s appointment.
(3)	James Healy retired from the Board on 27 April 2022. The percentage change compares a full year with a part year until Dr Healy’s’ retirement date.
(4)	The employee group comprises employees of the Company. The percentage change compares the average annualised costs for all employees employed by the Company in a specific year.

directors’ remuneration report/03

Relative importance of spend on pay

The following table sets forth the total amounts spent by the Group on remuneration for the year ended 31 December 2022 and the year ended 31 December 2021. The comparator chosen to reflect the relative importance of the Group’s spend on pay is the Group’s research and development expenses as shown in its consolidated income statement on page 42 of its Annual Report and Financial Statements for the year ended 31 December 2022. Dividend distribution and share buyback comparators have not been included as the Group has no history of such transactions.

Period:	Year ended 31 December 2022	Year ended 31 December 2021
	£ (in thousands)	£ (in thousands)
Total spend on remuneration(1)	12,353	12,832
Research and development expenses	36,426	36,834

(1)

The total spend on remuneration includes the value of equity-based awards as recognised in the financial statements in accordance with International Financial Reporting Standard 2 “Share-Based Payments”.

directors’ remuneration policy

The information in this part of the Directors’ Remuneration Report is not subject to audit.

The Remuneration Committee presents the Directors’ remuneration policy, which will be presented for approval at the Annual General Meeting held on 15 June 2023 to be adopted, if approved, with effect from that date. This policy is effective for a maximum of three years, or until a revised policy is approved by shareholders. It fundamentally continues our existing policy principles with some minor changes for Non-Executive Directors which are referred to below.

There will continue to be an advisory vote on the Directors’ Remuneration Report presented at the Annual General Meeting on an annual basis. For the avoidance of doubt, in approving the Directors’ remuneration policy, authority is given to the Group to honour any commitments entered into with current or former Directors (such as the payment of a pension or the vesting/exercise of past share option awards). Details of any payments to former Directors will be set out in the Annual Report on Remuneration as they arise.

Future policy tables

The policy tables set out below describe the Group’s proposed remuneration policy for Directors and seek to explain how each element of the Directors’ remuneration packages will operate.

Summary of remuneration policy – Executive Directors

As NuCana plc is a U.K. incorporated company listed on Nasdaq in the U.S., the Remuneration Committee considers it appropriate to examine and be informed by compensation practices in both the U.K. and U.S., particularly in the matter of equity-based incentives. The Remuneration Committee considers that the following proposed Directors’ Remuneration Policy is appropriate and fit for purpose, but the Remuneration Committee is committed to reviewing the remuneration policy on an ongoing basis in order to ensure that it remains effective and competitive.

The following proposed Directors’ Remuneration Policy will be used to determine the remuneration for our CEO, CFO, CMO, Non-Executive Directors and other senior management, current and future. The Remuneration Committee is committed to reviewing the remuneration policy on an ongoing basis in order to ensure that it continues to be effective and competitive.

directors’ remuneration report/03

The following table presents the various elements of remuneration for the Executive Directors. The below principles described are also used for determining the remuneration of the senior executives.

Element of Remuneration	Purpose and link to strategy	Operation	Maximum	Performance Targets
Base salary	Rewards skills and experience and provides the basis for a competitive remuneration package.

Salaries are reviewed annually by reference to market data.

Salaries are benchmarked against comparable roles at relevant companies.

We typically expect to align salaries with the 75th percentile of peer companies.

The Remuneration Committee may also decide to approve future increases in base salaries following changes to job responsibilities or to reflect experience within the role.

Salaries will not generally exceed the 90th percentile of selected peer companies.

The Remuneration Committee retains discretion to adjust the Executive Directors’ base salaries to ensure that we can attract and retain the necessary talent to compete in the global marketplace.

Not applicable.

Pension	Enables Executive Directors to build long-term retirement savings.	Company contribution to a personal pension scheme or salary supplement. Levels are reviewed annually.	Will not generally exceed 10% of basic salary.	Not applicable.

Benefits	Protects against risks and provides other benefits in line with market practice.

Benefits currently include a supplemental health care plan, death-in-service life assurance, family private medical cover, ill-health income protection and car allowance for selected directors. The Remuneration Committee reviews benefits offered from time to time and retains the discretion to add or substitute benefits to ensure they remain market competitive.

In the event that the Group requires an Executive Director to relocate, we would offer appropriate relocation assistance.

			Not applicable.	Not applicable.

Annual bonus	Rewards achievement of the business objectives set at the start of each calendar year.

Objectives are set at the start of each calendar year.

The choice of annual performance objectives will reflect the Remuneration Committee’s assessment of the key milestones/metrics required to be achieved within the calendar year in order to make progress towards achieving our strategic goals.

The target annual cash bonus for our Executive Directors will be established as a percentage of base salary.

The annual bonus is payable in cash after it is awarded.

When business opportunities or challenges change substantially during the course of the year, the Remuneration Committee may adjust objectives to meet the changed circumstances and correspondingly realign potential rewards.

Awards will normally be limited to a maximum of 100% of basic salary.

In exceptional periods, considered to be those years in which achievements lead to a transformational effect on the future prospects or the valuation of the business, the annual maximum may increase up to 200% of basic salary.

Judgement as to whether achievements in a calendar year are considered to be exceptional is at the discretion of the Remuneration Committee.

The Remuneration Committee retains the responsibility of setting performance objectives annually.

These objectives can be company-based and/or individual, financial and/or non-financial, and are likely to include achievements linked to successful execution of our strategy.

A number of these objectives are considered to be commercially sensitive and are therefore not disclosed here in detail.

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26

directors’ remuneration report/03

Element of Remuneration	Purpose and link to strategy	Operation	Maximum	Performance Targets
Long-term equity incentives

Motivates and rewards multi-year performance, encouraging achievement of strategy over the medium to long term.

Aligns the interests of our Executive Directors and senior executives with those of our shareholders.

Encourages retention as entitlement to full benefits arising from equity-based awards only accrues over a period of years.

Enables us to compete with equity-based remuneration offered by a set of comparable companies with which we may compete for executive talent.

Under our share option schemes, the Remuneration Committee generally grants equity-based remuneration to Executive Directors and senior executives at the time they commence employment and from time to time thereafter based on performance.

The Remuneration Committee is able to grant share options, conditional share awards (sometimes called restricted stock units), RSU style options and/or joint ownership shares, which permit phased vesting over the period.

Conditional share awards are rights to receive shares for free automatically to the extent the award vests.

Share Options are awards under which the recipient can buy shares, to the extent the award has vested, during the exercise period at a price (which may range from par value to market value at time of grant) set when the option is granted.

RSU style options are rights to receive shares, subject to the payment of the par value of the share at the time when the award vests and is automatically exercised.

There is no fixed annual maximum limit to the size or value of equity-based compensation awards made in a year to Executive Directors and senior executives, or in the aggregate over a period of years.

The Remuneration Committee will always work within benchmarking guidelines provided by our compensation consultants. Additionally, there is a maximum limit on the grant of options to all employees based on the number of authorised shares available for option grants.

Value of share option awards are calculated in accordance with generally accepted methodologies based on the Black-Scholes model.

We seek to establish equity-based remuneration to be reasonably competitive to that offered by a set of comparable companies with whom we may compete for executive talent.

Generally we grant equity-based remuneration awards that vest over time without specific performance targets other than continued service.(1)

When making awards, the Remuneration Committee considers: the size and value of past awards; the performance of the Executive Director or senior executive; and competitive data on awards made to executives at comparable companies.

Under the share option scheme rules the Board may choose, at its discretion, to vary or remove the exercise conditions of options.

(See policy on payment for loss of office in Additional Information section below.)

(1)

We believe the use of time-based vesting for share option awards is consistent with US practice, to which we look for guidance on our policies. We examine, with assistance from our independent remuneration consultant, comparative data on both a (i) fair market value basis and (ii) percentage of company basis. The Remuneration Committee considers each of the two methods to establish appropriate levels of equity-based remuneration for Executive Directors and senior executives.

There are no proposed changes to the existing policy for Executive Directors and senior executives. Conditional share awards, RSU style options and joint ownership share plans were added as forms of long-term equity incentives and approved at the 2020 AGM.

Conditional share awards/RSU style options: Aligns the Company with the market practice of our peer companies. Also, provides greater certainty of value realisation for the recipient while minimising dilution for the Company as compared to issuing share options.

Joint ownership shares: Provides an additional tax-advantaged method of compensating Executive Directors and senior executives.

The elements of remuneration for our Executive Directors and senior executives comprise: base salary, pension, benefits (currently access to death-in-service life insurance, family private medical cover and ill-health income protection), annual bonus and long-term equity incentives (share option awards, conditional share awards, RSU style options and/or joint ownership shares).

The remuneration of our CEO, CFO and CMO is determined by the Board after having considered recommendations from the Remuneration Committee. The remuneration of other senior executives in the Group is determined by the Remuneration Committee.

directors’ remuneration report/03

Illustration of the application of the Directors’ Remuneration Policy to Executive Director Remuneration

The following graphical illustrations provide an illustration of the potential remuneration for the year ending 31 December 2023 for each of the Executive Directors, computed in accordance with the Remuneration Policy outlined above for each of the performance scenarios, as follows:

A range of potential outcomes is provided for the Chief Executive Officer above and the underlying assumptions are as follows:

•	Minimum: solely fixed pay, which includes basic salary for 2023, as well as pension and benefits.

•	Future – in line with expectations: fixed pay plus target annual cash bonus achieved.

•	Maximum: fixed pay plus maximum annual cash bonus of 200% of basic salary for 2023.

The potential outcomes do not include any long-term equity incentives, as these will be awarded at the discretion of the Remuneration Committee. Also, none of the potential outcomes are linked to share price appreciation.

Summary of remuneration policy – Non-Executive Directors

The Board has the discretion to pay fees to any or all Non-Executive Directors; and/or to pay Non-Executive Directors in the form of a mixture of cash and share options. Our remuneration arrangements for Non-Executive Directors during 2022 comprised an award of a fixed number of share options, plus a cash payment. The option awards and cash payments were established at competitive levels taking into account peer data from comparable companies provided in a benchmarking survey undertaken by Radford consultants.

Our Non-Executive Directors do not receive any pension contributions from the Company nor do they participate in any performance related incentive plans.

Our Non-Executive Directors participate in the Group’s long-term incentive plans on terms based on the benchmarking guidelines provided by remuneration consultants. All share options awarded to Non-Executive Directors will vest over a period to be determined by the Remuneration Committee with an exercise price which may range from par value to market value at time of grant. The value of equity awards is based on the Black-Scholes model.

Element of Remuneration	Purpose and link to strategy	Operation	Maximum	Performance Targets
Non-Executive fees	Reflects time commitments and responsibilities of each role. Reflects fees paid by similarly sized companies.

The remuneration of the Non- Executive Directors will be determined by the Remuneration Committee by reference to market practice and market data, on which the Remuneration Committee receives independent advice, and reflects individual experience, scope of the role, time commitment and changes to responsibilities.

Fees will typically consist of a basic fee for Non-Executive Director responsibilities plus incremental fees for additional roles/responsibilities such as committee membership and/or chairmanship.

The Non-Executive Directors do not receive any pension from the Group, nor do they participate in any performance-related incentive plans.

			The value of each individual’s aggregate fees will not exceed the 90th percentile of peer group comparator data for the relevant role.	Not applicable.

cont

28

directors’ remuneration report/03

Element of Remuneration	Purpose and link to strategy	Operation	Maximum	Performance Targets
Long-term equity incentives

For public companies listed in the United States, equity-based remuneration is a standard component of director remuneration.

We extend equity-based awards to our Non-Executive Directors in order to be competitive with comparable companies seeking qualified directors and to align the interests of our Non-Executive Directors with those of our shareholders.

Non-Executive Directors participate in the Group’s long-term equity incentive plans broadly on terms similar to those used for Executive Directors.

The Remuneration Committee is able to grant to Non-Executive Directors share options, conditional share awards (sometimes called restricted stock units); and/or RSU style options.

Conditional share awards are rights to receive shares for free automatically to the extent the award vests.

RSU style options are rights to receive shares, subject to the payment of the par value of the share at the time when the award vests and is automatically exercised.

When a new Non-Executive Director is appointed, he or she may receive an initial award of options.

Options (other than RSU style options) are typically granted with an exercise price which may range from par value to market value at time of grant and will vest over a period to be determined by the Remuneration Committee at time of grant. The Board retains the right to vary the exercise price and conditions in exceptional circumstances.

			The share option, conditional share and/or RSU style option awards will be recommended to the Board by the Remuneration Committee working within benchmarking guidelines provided by our compensation consultants.	Generally we grant equity-based remuneration awards that vest over a period to be determined by the Remuneration Committee without specific performance targets other than continued service.

The main change proposed from the existing policy for Non-Executive Directors is that options (other than RSU style options) may be granted with such vesting period as may be determined by the Remuneration Committee at time of grant as opposed to the existing practice of vesting over a set four year period. The rationale for this change is this aligns the Company with the market practice of our peer companies giving greater flexibility in recruitment and retention. Additionally, this provides greater certainty of value realisation for the recipient while minimising dilution for the Company as compared to issuing par-value or market-priced share options.

Additional information

NuCana’s policy is to provide a notice period of 12 months from the Company for Executive Directors and three months for Non-Executive directors. No compensation or payments for loss of office are provided for in either Executive Directors or Non-Executive Directors contracts. Copies of Executive and Non-Executive Directors contracts are available for inspection at the Company’s offices at 3 Lochside Way, Edinburgh EH12 9DT, U.K.

Statement of consideration of employment conditions and differences to the Executive Director Policy

All employees are paid a base salary and receive standard employee benefits, which vary according to whether they are employed in the U.K. or the U.S. but all are entitled to a contribution from the Company towards a pension scheme or retirement plan with selected senior executives having access to health insurance and income protection.

All employees are eligible to be considered for an annual increase in their base salaries, provided they have worked for a sufficient portion of the prior fiscal year. In addition, all employees are eligible for consideration for regular option awards. Eligibility is dependent on the employee’s position and performance, with more senior employees eligible for higher award levels.

No specific consultation with employees has been undertaken in respect of the design of the Company’s senior executive remuneration policy to date although the Remuneration Committee will keep this under review. In setting the policy for Directors’ remuneration, the Remuneration Committee takes into account the fact that remuneration for each of NuCana’s employees is competitive for each employees’ role and similarly that the employment conditions of each employee are appropriate and competitive for their role.

Statement of consideration of shareholder views

This policy for remuneration of both Executive Directors and Non-Executive Directors was devised by a Remuneration Committee of which the two members, Bali Muralidhar and Elliott Levy, are Non-Executive Directors. Bali Muralidhar was appointed to the Board of the Company and the Remuneration Committee following an investment made by a significant shareholder in relation to which he has a management role and interest.

directors’ remuneration report/03

statement of implementation of the directors’ remuneration policy in financial year ending 31 December 2023

In January 2023, the Remuneration Committee considered the extent to which the 2022 calendar year objectives were achieved by the executive team and determined the level of bonus incentive awards payable in respect of the 2022 calendar year. The awards made to our CEO and senior executive officers recognised that almost all of our corporate objectives, including stretch objectives and goals, for 2022 had been achieved, with our CEO and senior executive officers receiving bonus awards at 130% of the potential target bonus amount. These target bonus amounts had also been benchmarked against peer group comparative data as provided by Radford.

In January 2023, the Committee met to consider the award of share options to the Directors and CEO in respect of services provided and performance attained during 2022, in accordance with the Remuneration Policy. Further details will be provided in the 2023 Annual Report.

In February 2023, the Committee approved the objectives to be achieved by the executive team during 2023. These are considered to be commercially sensitive and will not be disclosed in detail, but are linked to our business strategies which include to:

•	Rapidly develop NUC-3373 to replace 5-FU as the standard of care for the treatment of patients with various cancers;

•	Identify additional indications for development of NUC-3373;

•	Rapidly develop NUC-7738 as a treatment for patients with solid tumours;

•	Leverage our proprietary ProTide technology platform to develop additional product candidates; and

•	Continue to strengthen our intellectual property position.

The Remuneration Committee

The Remuneration Committee consists of two independent Non-Executive Directors, Bali Muralidhar and Elliott Levy.

Each of these Non-Executive Director members is a non-employee director as defined in Rule 166-3 under the Exchange Act and an outside director as defined in Section 162(m) of the Internal Revenue Code of 1986, as amended. Bali Muralidhar serves as Chairperson of the Remuneration Committee. The Remuneration Committee reviews, among other things, the performance of the executive officers and sets the scale and structure of their remuneration and the basis of their service agreements with due regard to the interests of the shareholders.

It is a policy of the Remuneration Committee that no individual participates in discussions or decisions concerning his or her own specific remuneration (although the members of the Remuneration Committee do consider the remuneration generally of the Non-Executive Directors as a class).

All members have continued to serve until the date of this Report on Remuneration. The terms of reference of the Remuneration Committee is set forth on our website at http://www.nucana.com.

Advice provided to the Remuneration Committee

The Remuneration Committee retained Radford, an Aon Hewitt company, to provide independent advice and consultation with respect to remuneration arrangements for the CEO, CFO, CMO and Non-Executive Directors. The Committee selected Radford based on the fact that Radford are global remuneration consultants with a well-established reputation for the design and implementation of remuneration programmes, including the design and implementation of equity-based award programmes. Radford have no other connection to, or business relationship with, NuCana. Based on Radford’s extensive experience with similar assignments and the fact that Radford have no other connections to, or business relationships, with NuCana, the Remuneration Committee believes the advice received from Radford is objective and independent. For the year ended 31 December 2022, the cost of advice from Radford was £83,360 (2021: £16,499).

In addition to Radford, the Remuneration Committee solicited and received input from the CEO concerning the remuneration of employees other than himself. The CEO provided recommendations with respect to annual cash bonuses to be paid to these persons for service in the year ending 31 December 2022 and base salary awards effective from 1 January 2023. Finally, the CEO also provided input to the Remuneration Committee regarding the implementation of equity-based remuneration as an element of all other employees’ remuneration.

Approval

This report was approved by the Board of Directors on 4 May 2023 and signed on its behalf by:

Bali Muralidhar

Director

4 May 2023

statement of directors’ responsibilities/04

statement of directors’ responsibilities

The directors are responsible for preparing the Strategic Report, the Directors’ Report, the Directors’ Remuneration Report and the financial statements in accordance with applicable United Kingdom law and regulations. Company law requires the directors to prepare financial statements for each financial year. Under that law the directors have elected to prepare the financial statements in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in conformity with U.K.-adopted international accounting standards.

Under Company law, the directors must not approve the financial statements unless they give a true and fair view of the state of affairs of the Group and Company and of the profit or loss of the Group and Company for that period. In preparing those financial statements the directors are required to:

•	present fairly the financial position, financial performance and cash flows of the Group and Company for that period;

•	select suitable accounting policies in accordance with IAS 8: Accounting Policies, Changes in Accounting Estimates and Errors and then apply them consistently;

•	present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information;

•

provide additional disclosures when compliance with the specific requirements in IFRSs is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the Group’s and Company’s financial position and financial performance;

•	state that the Group and Company have complied with IFRSs, subject to any material departures disclosed and explained in the financial statements; and

•	make judgements and estimates that are reasonable and prudent.

The directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Group’s and Company’s transactions and disclose with reasonable accuracy at any time the financial position of the Group and Company and enable them to ensure that the financial statements comply with the Companies Act 2006. They are also responsible for safeguarding the assets of the Group and the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company’s website.

The names of the directors are set out on page 15 of this report.

independent auditor’s report to the members of NuCana plc/05 opinion

In our opinion:

•

NuCana plc’s Group financial statements and Parent Company financial statements (the “financial statements”) give a true and fair view of the state of the Group’s and of the Parent Company’s affairs as at 31 December 2022 and of the Group’s loss for the year then ended;

•

the Group financial statements have been properly prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and in conformity with U.K. adopted international accounting standards;

•

the Parent Company financial statements have been properly prepared in accordance with IFRS as issued by the IASB and in conformity with U.K. adopted international accounting standards as applied in accordance with section 408 of the Companies Act; and

•	the financial statements have been prepared in accordance with the requirements of the Companies Act 2006.

We have audited the financial statements of NuCana plc (the ‘Parent Company’) and its subsidiaries (the ‘Group’) for the year ended 31 December 2022 which comprise:

Group	Parent Company
Group statement of financial position as at 31 December 2022	Company statement of financial position as at 31 December 2022

Group income statement for the year then ended	Company statement of changes in equity for the year then ended

Group statement of comprehensive loss for the year then ended	Company statement of cash flows for the year then ended

Group statement of changes in equity for the year then ended	Related notes 1 to 20 to the financial statements including a summary of significant accounting policies

Group statement of cash flows for the year then ended

Related notes 1 to 20 to the financial statements, including a summary of significant accounting policies

The financial reporting framework that has been applied in their preparation is applicable law and IFRS as issued by the IASB and in conformity with U.K. adopted international accounting standards and as regards to the Parent Company financial statements, as applied in accordance with section 408 of the Companies Act 2006.

basis for opinion

We conducted our audit in accordance with International Standards on Auditing (UK) (ISAs (UK)) and applicable law. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the financial statements section of our report. We are independent of the Group and Parent Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in the U.K., including the FRC’s Ethical Standard as applied to listed entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

independent auditor’s report to the members of NuCana plc/05 conclusions relating to going concern

In auditing the financial statements, we have concluded that the directors’ use of the going concern basis of accounting in the preparation of the financial statements is appropriate. Our evaluation of the directors’ assessment of the Group and Parent Company’s ability to continue to adopt the going concern basis of accounting included:

•

In conjunction with our walkthrough of the Group’s financial close process, we confirmed our understanding of management’s going concern assessment process and engaged with management early to ensure all key factors were considered in their assessment.

•	We obtained management’s going concern assessment, including base case cash flow forecast and severe but plausible downside scenario for the going concern period ending 30 June 2024.

•	In order to assess management’s forecasting accuracy, we have compared the prior year budgets against actual and challenged rationale for variances.

•	We verified year-end actual cash positions against bank confirmations and balances as at 30 April 2023 to bank statements.

•

We considered the available cash balances against the forecast cash expenditure required in the going concern period and assessed whether the business has sufficient cash resources to operate under adverse expenditure scenarios.

•

We have challenged the reasonableness of the underlying cash utilisation assumptions on current and planned research activities based on our expectations and understanding of the business. This involved reviewing the status of each of the clinical studies with the operational team and senior management to understand the spend trajectory on each research program.

•	We corroborated the completeness of the expenditure included in cashflow forecasts against the current clinical programs in place.

•	We calculated the current predicted cash burn for the period is in line with our expectations, based on the contracts that the Group has entered into.

•

We reviewed the ability management have to manage their available cash resources by reviewing mitigating actions such as phasing of clinical study costs, to intervene if mitigating actions are required.

•	We challenged whether the assumptions of future cash flows considered the current macroeconomic environment.

•

We considered the impact of the Bank of England announcement in relation to Silicon Valley Bank UK Limited, detailed in note 20, and ensured these monies remained accessible following the completion of the acquisition by HSBC.

•	We reviewed management’s updated going concern assessment following the legal judgements disclosed in note 20, including considering the completeness and timing of additional forecast cash outflows.

•

We reviewed the appropriateness and completeness of the Group’s going concern disclosures included in the annual report and assessed that the disclosures were in conformity with the reporting standards.

Our key observations

The Group forecasts that their cash and cash equivalents will be sufficient to fund its current operating plan over the going concern period to 30 June 2024 including in a severe but plausible downside scenario.

The reverse stress testing performed indicates the Group would need to be exposed to severe downside events for liquidity to be exhausted during the going concern period. The directors do not consider such a scenario to be plausible and have demonstrated controllable mitigations exist that mitigates the impact of this scenario.

Based on the work we have performed, we have not identified any material uncertainties relating to events or conditions that, individually or collectively, may cast significant doubt on the Group and Parent Company’s ability to continue as a going concern for period to 30 June 2024. Our responsibilities and the responsibilities of the directors with respect to going concern are described in the relevant sections of this report. However, because not all future events or conditions can be predicted, this statement is not a guarantee as to the Group’s ability to continue as a going concern.

overview of our audit approach

Audit scope

•   We performed an audit of the complete financial information of two components.

•   The components where we performed full or specific audit procedures accounted for 100% of Loss before tax and 100% of Total assets.

Key audit matters	• Recognition of clinical study and contracted manufacturing expenses. • Management override of controls in relation to expenses cut off.

Materiality	• Overall group materiality of £695,000 which represents 2% of operating expenses.

independent auditor’s report to the members of NuCana plc/05 an overview of the scope of the Group and Parent Company audits

Tailoring the scope

Our assessment of audit risk, our evaluation of materiality and our allocation of performance materiality determine our audit scope for each company within the Group. Taken together, this enables us to form an opinion on the consolidated financial statements. We take into account size, risk profile, the organisation of the group and effectiveness of group-wide controls, changes in the business environment, the potential impact of climate change and other factors when assessing the level of work to be performed at each company.

In assessing the risk of material misstatement to the Group financial statements, and to ensure we had adequate quantitative coverage of significant accounts in the financial statements, we performed audit procedures on the two reporting components that make up the Group.

We performed an audit of the complete financial information of both components (“full scope components”) which were selected based on their size or risk characteristics. No components were untested during the financial year.

The reporting components where we performed audit procedures accounted for 100% (2021: 100%) of the Group’s operating expenses (adjusted for share-based payments as defined in ‘Our application of materiality’ section of this report), 100% (2021: 100%) of the Group’s Loss before tax and 100% (2021: 100%) of the Group’s Total assets.

Changes from the prior year

There have been no changes in audit approach from prior year.

Involvement with component teams

All audit work performed for the purposes of the audit was undertaken by the Group audit team.

Climate change

Stakeholders are increasingly interested in how climate change will impact NuCana plc. The Group has determined it does not expect material future impacts from climate change on their operations. This is explained on page 16 in the Directors Report and on page 48 in the significant accounting policies. These disclosures form part of the “Other information,” rather than the audited financial statements. Our procedures on these unaudited disclosures therefore consisted solely of considering whether they are materially inconsistent with the financial statements, or our knowledge obtained in the course of the audit or otherwise appear to be materially misstated, in line with our responsibilities on “Other information”.

In planning and performing our audit we assessed the potential impacts of climate change on the Group’s business and any consequential material impact on its financial statements.

As explained in the Basis of Preparation in note 2, management have considered the impact of climate change on its operations when preparing the financial statements and concluded that it does not have a material impact on the financial statements as at 31 December 2022. Our audit effort in considering the impact of climate change on the financial statements was focused on evaluating management’s assessment of the impact of climate risk, physical and transition risks, and ensuring that the effects of climate risks disclosed on page 16 have been appropriately reflected by management in reaching areas of judgement in the financial statements. As part of this evaluation, we performed our own risk assessment to determine the risks of material misstatement in the financial statements from climate change which needed to be considered in our audit.

We also challenged the directors’ considerations of climate change risks in their assessment of going concern and associated disclosures. Where considerations of climate change were relevant to our assessment of going concern, these are described above.

Based on our work we have not identified the impact of climate change on the financial statements to be a key audit matter or to impact a key audit matter.

key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period and include the most significant assessed risks of material misstatement (whether or not due to fraud) that we identified. These matters included those which had the greatest effect on: the overall audit strategy, the allocation of resources in the audit; and directing the efforts of the engagement team. These matters were addressed in the context of our audit of the financial statements as a whole, and in our opinion thereon, and we do not provide a separate opinion on these matters.

independent auditor’s report to the members of NuCana plc/05

Risk	Our response to the risk	Key observations communicated to the Audit Committee

Recognition of clinical study and contracted manufacturing expenses

Refer to Accounting policies and note 12 of the financial statements (page 62).

The risk has not changed from the prior year.

At December 31, 2022, the Company has recognised accruals for clinical study and contracted manufacturing expenses of £6.6 million and £0.4 million, respectively, and prepayments for clinical study and contracted manufacturing expenses of £1.8 million and £0.1 million, respectively. As disclosed in note 2 of the consolidated financial statements, the Company recognises clinical study and contracted manufacturing expenses in the statement of operations in the period in which they are incurred, which depends on management’s assessment of the progress of clinical studies and third-party contracted manufacturing at the period end.

A significant risk has been associated with clinical study and contracted manufacturing expenses as a result of the level of management judgement involved in the estimate and the estimation uncertainty involved in assessing the completeness of accruals and the stage of clinical studies.

Our principal audit procedures included:

Reviewing management’s assessment of clinical study and contracted manufacturing expenses and agreeing information to supporting evidence (contracts, contract amendments, invoices, press releases and other communications).

Assessing terms and conditions of significant new contracts, and contract amendments for existing contracts, entered into during the year, and challenging the accounting adopted, ensuring consistency with contract terms and accounting policies.

We agreed a sample of unpaid costs at year end to creditors and/or accrual balances or, in respect of the contract for which a prepayment has been made in prior years, to the calculation of the remaining prepayment amount.

Agreeing values for stages of completion to the signed contracts and the calculation of total costs incurred as at the year end and agreeing the stage of completion of the services under contract to information from the third parties and agreeing payments made to invoices from the third parties.

Challenging management on the accounting applied in relation to clinical studies and contracted manufacturing through independent review of a sample of contracts and through engagement with the operational teams (such as for corroborating the stage of completion for contracts with milestone payments). We held discussions with project managers, the Director of Finance, the Senior VP of Clinical Operations and the senior executive management including the CFO.

We communicated to the Audit Committee that:

As a result of our procedures, we have concluded that clinical study and contracted manufacturing expenses, accruals and prepayments have been recognised and valued appropriately.

We also concluded that disclosures in the financial statements were free from material misstatement.

We challenged the stage of completion of the clinical studies by directly obtaining information such as the investigator grants trackers from the Contract Research Organisations (CROs) and online government clinical study websites to corroborate the number of sites open and patients enrolled for a sample of studies.

We agreed and corroborated trade payable balance, total invoiced amounts, underlying contracts and latest contract amendments via third party supplier confirmations with CROs for a sample of clinical studies.

We tested a sample of material post balance sheet payments to determine completeness of clinical study and contracted manufacturing accruals.

We have reviewed the completeness and accuracy of the related disclosures related to clinical studies.

We performed full scope audit procedures over this risk area.

Management override of controls in relation to expenses cut off	Our principal audit procedures included:	We communicated to the Audit Committee that:

The risk has not changed from the prior year.

UK Auditing Standards (ISA 240) require that we consider fraud risk due to management being in a unique position to perpetrate fraud.

Management has the primary responsibility to prevent and detect fraud; our responsibility is to plan and perform our audit to obtain reasonable assurance that the financial statements, as a whole are free of material misstatements, whether caused by error or fraud.

The Company records invoices as received and estimates the costs of services received through the reporting date to determine the appropriate accrual. In certain circumstances the Company may make payments in advance and consequently record a prepayment in respect of these amounts.

The timely recording of these invoices and the accuracy of recording any such material adjustments to expense related transactions may represent a fraud risk of material misstatement to expenses through manipulation of cut off. This includes material manual adjustments to prepayment and accrual balance sheet items that impact expenses in the income statement.

Given that the entity does not yet generate any revenues, the risk of improper revenue recognition has been rebutted.

We have assessed the completeness and accuracy of the disclosures.

Through inquiry of management, completion of our walkthrough procedures, review of the established entity level controls, we considered areas that may be more susceptible to management override and designed procedures to address the risk of expenses cut off.

Tested a sample of expense invoices pre and post year end to assess timely recording of invoices.

Analysed material manual journal entries posted during the year, with a focus on those in relation to year end expenses and accruals adjustments.

Enquired of management and those charged with governance of any instances of suspected or actual fraud during the year.

Considered the instances of significant estimates in the preparation of financial statements such as research and development accruals and prepayments and challenged basis for these assumptions.

Assessed and evaluated the financial statements and underlying ledgers for any unusual transactions.

We identified and gained an understanding of the entity level controls established by management to prevent and detect fraud.

We performed full scope audit procedures over this risk area.

As a result of procedures performed, no instances of management override were identified in relation to expenses cut off.

We also concluded that disclosures in the financial statements were free from material misstatement.

In the prior year, our auditor’s report included a key audit matter in relation to research and development cost accruals and prepayments. In the current year, the research and development cost accrual and prepayment risk has been renamed to the recognition of clinical study and contracted manufacturing expenses key audit matter and expanded to cover all clinical study and contracted manufacturing expenses.

independent auditor’s report to the members of NuCana plc/05 our application of materiality

We apply the concept of materiality in planning and performing the audit, in evaluating the effect of identified misstatements on the audit and in forming our audit opinion.

Materiality

The magnitude of an omission or misstatement that, individually or in the aggregate, could reasonably be expected to influence the economic decisions of the users of the financial statements. Materiality provides a basis for determining the nature and extent of our audit procedures.

We determined materiality for the Group and Parent Company to be £695,000 (2021: £750,000), which is 2% (2021: 2%) of operating expenses excluding share-based payment expense and legal provisions. We believe that operating expenses provides us with an appropriate basis for determining materiality since the Group is in the development stage of its life cycle and is investing in research and development, with no operating income to date. Furthermore, we have based materiality on this measure due to our understanding of the perspective of users of the financial statements. The decrease from prior year reflects the decreased level of activity of the Group.

Performance materiality

The application of materiality at the individual account or balance level. It is set at an amount to reduce to an appropriately low level the probability that the aggregate of uncorrected and undetected misstatements exceeds materiality.

On the basis of our risk assessments, together with our assessment of the Group’s overall control environment, our judgement was that performance materiality was 75% (2021: 75%) of our planning materiality, namely £521,000 (2021: £560,000). We have set performance materiality at this percentage due to various considerations including our ability to assess the likelihood of misstatements, the effectiveness of the internal control environment and other factors affecting the entity and its financial reporting.

Audit work at component locations for the purpose of obtaining audit coverage over significant financial statement accounts is undertaken based on a percentage of total performance materiality. The performance materiality set for each component is based on the relative scale and risk of the component to the Group as a whole and our assessment of the risk of misstatement at that component. In the current year, the range of performance materiality allocated to components was £104,000 to £521,000 (2021: £150,000 to £560,000).

Reporting threshold

An amount below which identified misstatements are considered as being clearly trivial.

We agreed with the Audit Committee that we would report to them all uncorrected audit differences in excess of £35,000 (2021: £45,000), which is set at 5% of planning materiality, as well as differences below that threshold that, in our view, warranted reporting on qualitative grounds.

We evaluate any uncorrected misstatements against both the quantitative measures of materiality discussed above and in light of other relevant qualitative considerations in forming our opinion.

other information

The other information comprises the information included in the annual report set out on pages 2 to 32, other than the financial statements and our auditor’s report thereon. The directors are responsible for the other information contained within annual report.

Our opinion on the financial statements does not cover the other information and, except to the extent otherwise explicitly stated in this report, we do not express any form of assurance conclusion thereon.

Our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the course of the audit or otherwise appears to be materially misstated. If we identify such material inconsistencies or apparent material misstatements, we are required to determine whether this gives rise to a material misstatement in the financial statements themselves. If, based on the work we have performed, we conclude that there is a material misstatement of the other information, we are required to report that fact.

We have nothing to report in this regard.

independent auditor’s report to the members of NuCana plc/05 opinions on other matters prescribed by the Companies Act 2006

In our opinion, the part of the directors’ remuneration report to be audited has been properly prepared in accordance with the Companies Act 2006. In our opinion, based on the work undertaken in the course of the audit:

•	the information given in the strategic report and the directors’ report for the financial year for which the financial statements are prepared is consistent with the financial statements; and

•	the strategic report and directors’ report have been prepared in accordance with applicable legal requirements.

matters on which we are required to report by exception

In the light of the knowledge and understanding of the Group and the Parent Company and its environment obtained in the course of the audit, we have not identified material misstatements in the strategic report or the directors’ report.

We have nothing to report in respect of the following matters in relation to which the Companies Act 2006 requires us to report to you if, in our opinion:

•	adequate accounting records have not been kept by the Parent Company, or returns adequate for our audit have not been received from branches not visited by us; or

•	the Parent Company financial statements and the part of the directors’ remuneration report to be audited are not in agreement with the accounting records and returns; or

•	certain disclosures of directors’ remuneration specified by law are not made; or

•	we have not received all the information and explanations we require for our audit.

responsibilities of directors

As explained more fully in the directors’ responsibilities statement set out on page 32, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view, and for such internal control as the directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the directors are responsible for assessing the Group and Parent Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or the Parent Company or to cease operations, or have no realistic alternative but to do so.

auditor’s responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

Explanation as to what extent the audit was considered capable of detecting irregularities, including fraud.

Irregularities, including fraud, are instances of non-compliance with laws and regulations. We design procedures in line with our responsibilities, outlined above, to detect irregularities, including fraud. The risk of not detecting a material misstatement due to fraud is higher than the risk of not detecting one resulting from error, as fraud may involve deliberate concealment by, for example, forgery or intentional misrepresentations, or through collusion. The extent to which our procedures are capable of detecting irregularities, including fraud is detailed below.

independent auditor’s report to the members of NuCana plc/05

However, the primary responsibility for the prevention and detection of fraud rests with both those charged with governance of the company and management.

•

We obtained an understanding of the legal and regulatory frameworks that are applicable to the Group and determined that the most significant are those that are directly relevant to specific assertions in the financial statements, those that relate to the reporting framework (IFRS and the Companies Act 2006), and the relevant tax compliance regulations in the jurisdictions in which the Group operates. In addition, we concluded that there are certain significant laws and regulations in relation to health and safety, employee matters and anti-bribery and corruption practices.

•

We understood how the Group is complying with those frameworks by making enquiries of management, those responsible for legal and compliance procedures and the Company Secretary. We corroborated our enquiries through our review of board minutes and papers provided to the Audit Committee.

•

We assessed the susceptibility of the Group’s financial statements to material misstatement, including how fraud might occur by meeting with management, including within various parts of the business, to understand where they considered there was susceptibility to fraud. We also considered performance targets and their propensity to influence reports made by management to manage earnings or influence the perceptions of analysts. Where the risk was considered higher, we performed specific procedures including testing of manual journals to provide reasonable assurance that the financial statements were free from fraud and error. Further details of the procedures performed, and our observations are included in the Key audit matters section of this report.

•

Based on this understanding we designed our audit procedures to identify non-compliance with such laws and regulations. Our procedures included review of board minutes, review of management reports made to the Audit Committee, enquiries of external legal counsel, enquiries of management as well as the application of data analytical tools with a focus on manual journals and transactions that have heightened risk by nature.

A further description of our responsibilities for the audit of the financial statements is located on the Financial Reporting Council’s website at https://www.frc.org.uk/auditorsresponsibilities. This description forms part of our auditor’s report.

use of our report

This report is made solely to the Company’s members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Kevin Weston (Senior statutory auditor)

for and on behalf of Ernst & Young LLP, Statutory Auditor

Edinburgh

5 May 2023

financial statements/06

group income statement

for the year ended 31 December 2022

		2022	2021

		(in thousands)
	Notes	£	£
Research and development expenses		(36,426)	(36,834)
Administrative expenses		(7,291)	(8,529)
Impairment of intangible assets	7	(292)	(2,809)
Net foreign exchange gains		4,887	267

Operating loss		(39,122)	(47,905)
Finance income		669	103

Loss before tax	3	(38,453)	(47,802)
Income tax credit	4	6,432	7,269

Loss for the year		(32,021)	(40,533)

Attributable to:

Equity holders of the Company		(32,021)	(40,533)

		£	£
Basic and diluted loss per share	5	(0.61)	(0.78)

group statement of comprehensive loss

for the year ended 31 December 2022

	2022	2021

	(in thousands)
	£	£
Loss for the year	(32,021)	(40,533)
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	61	5

Other comprehensive income for the year	61	5

Total comprehensive loss for the year	(31,960)	(40,528)

Attributable to:

Equity holders of the Company	(31,960)	(40,528)

financial statements/06

group statement of financial position

at 31 December 2022

		2022	2021

		(in thousands)
	Notes	£	£
Assets
Non-current assets
Intangible assets	7	2,365	2,410
Property, plant and equipment	8	866	851
Deferred tax asset	4	103	60
Other assets	9	—	2,540

		3,334	5,861

Current assets
Prepayments, accrued income and other receivables	12	3,957	4,161
Current income tax receivable	4	6,367	7,188
Other assets	9	2,684	—
Cash and cash equivalents	13	41,912	60,264

		54,920	71,613

Total assets		58,254	77,474

Equity and liabilities
Capital and reserves
Share capital and share premium	14	143,203	143,137
Other reserves	15	75,872	72,137
Accumulated deficit		(180,573)	(149,726)

Total equity attributable to equity holders of the Company		38,502	65,548

Non-current liabilities
Provisions	19	46	46
Lease liabilities	17	396	164

		442	210

Current liabilities
Trade payables		4,803	1,829
Payroll taxes and social security		162	170
Accrued expenditure		10,002	9,510
Lease liabilities	17	243	207
Provisions	19	4,100	—

		19,310	11,716

Total liabilities		19,752	11,926

Total equity and liabilities		58,254	77,474

On behalf of the Board

Hugh S. Griffith

Director

4 May 2023

financial statements/06

company statement of financial position

at 31 December 2022

		2022	2021

		(in thousands)
	Notes	£	£
Assets
Non-current assets
Intangible assets	7	2,365	2,410
Property, plant and equipment	8	727	786
Investment in subsidiaries	10	—	—
Loan receivable from subsidiary	11	397	389
Other non-current assets	9	—	2,540

		3,489	6,125

Current assets
Prepayments, accrued income and other receivables	12	3,877	4,096
Current income tax receivable	4	6,366	7,185
Other assets	9	2,684	—
Cash and cash equivalents	13	41,851	60,230

		54,778	71,511

Total assets		58,267	77,636

Equity and liabilities
Capital and reserves
Share capital and share premium	14	143,203	143,137
Other reserves	15	76,167	72,493
Accumulated deficit		(181,135)	(150,136)

Total equity		38,235	65,494

Non-current liabilities
Provisions	19	46	46
Lease liabilities	17	331	164

		377	210

Current liabilities
Trade payables		4,793	1,814
Payroll taxes and social security		162	169
Loan payable to subsidiary	11	874	512
Accrued expenditure		9,550	9,284
Lease liabilities	17	176	153
Provisions	19	4,100	—

		19,655	11,932

Total liabilities		20,032	12,142

Total equity and liabilities		58,267	77,636

The Company’s loss for the year is £32.2 million (2021: £40.6 million)

On behalf of the Board

Hugh S. Griffith

Director

4 May 2023

financial statements/06

group statement of changes in equity

for the year ended 31 December 2022

	Share capital	Share premium	Own share reserve	Share option reserve	Foreign currency translation reserve	Capital reserve	Accumulated deficit	Total equity attributable to equity holders of the Company

				(in thousands)
	£	£	£	£	£	£	£	£
Balance at 1 January 2021	2,047	140,890	(339)	24,782	(22)	42,466	(110,594)	99,230
Loss for the year	—	—	—	—	—	—	(40,533)	(40,533)
Other comprehensive income for the year	—	—	—	—	5	—	—	5

Total comprehensive loss for the year	—	—	—	—	5	—	(40,533)	(40,528)
Share-based payments	—	—	—	6,664	—	—	—	6,664
Exercise of share options	40	160	—	(1,222)	—	—	1,204	182
Lapse of share options	—	—	—	(197)	—	—	197	—

Balance at 31 December 2021	2,087	141,050	(339)	30,027	(17)	42,466	(149,726)	65,548
Loss for the year	—	—	—	—	—	—	(32,021)	(32,021)
Other comprehensive income for the year	—	—	—	—	61	—	—	61

Total comprehensive loss for the year	—	—	—	—	61	—	(32,021)	(31,960)
Share-based payments	—	—	—	4,890	—	—	—	4,890
Exercise of share options	8	58	—	(362)	—	—	320	24
Lapse of share options	—	—	—	(854)	—	—	854	—

Balance at 31 December 2022	2,095	141,108	(339)	33,701	44	42,466	(180,573)	38,502

financial statements/06

company statement of changes in equity

for the year ended 31 December 2022

	Share capital	Share premium	Share option reserve	Capital reserve	Accumulated deficit	Total equity attributable to equity holders of the Company

	(in thousands)
	£	£	£	£	£	£
Balance at 1 January 2021	2,047	140,890	24,782	42,466	(110,916)	99,269
Loss for the year	—	—	—	—	(40,621)	(40,621)
Share-based payments	—	—	6,664	—	—	6,664
Exercise of share options	40	160	(1,222)	—	1,204	182
Lapse of share options	—	—	(197)	—	197	—

Balance at 31 December 2021	2,087	141,050	30,027	42,466	(150,136)	65,494
Loss for the year	—	—	—	—	(32,173)	(32,173)
Share-based payments	—	—	4,890	—	—	4,890
Exercise of share options	8	58	(362)	—	320	24
Lapse of share options	—	—	(854)	—	854	—

Balance at 31 December 2022	2,095	141,108	33,701	42,466	(181,135)	38,235

financial statements/06

group and company statement of cash flows

for the year ended 31 December 2022

	Group		Company
	2022	2021	2022	2021
	(in thousands)
	£	£	£	£
Cash flows from operating activities
Loss for the year	(32,021)	(40,533)	(32,173)	(40,621)
Adjustments for:
Income tax credit	(6,432)	(7,269)	(6,401)	(7,255)
Amortisation, depreciation and loss on disposal	732	942	665	886
Impairment of intangible assets	292	2,809	292	2,809
Movement in provisions	4,100	—	4,100	—
Finance income	(669)	(103)	(677)	(106)
Interest expense on lease liabilities	21	18	16	16
Share-based payments	4,890	6,664	4,890	6,664
Net foreign exchange gains	(5,014)	(335)	(5,010)	(334)

	(34,101)	(37,807)	(34,298)	(37,941)
Movements in working capital:
Decrease in prepayments, accrued income and other receivables	307	473	322	476
Increase (decrease) in trade payables	2,974	(428)	2,979	(437)
Increase in payroll taxes, social security, accrued expenditure and payable to subsidiary	442	4,050	579	4,170

Movements in working capital	3,723	4,095	3,880	4,209

Cash used in operations	(30,378)	(33,712)	(30,418)	(33,732)

Net income tax received	7,220	9,888	7,220	9,888

Net cash used in operating activities	(23,158)	(23,824)	(23,198)	(23,844)
Cash flows from investing activities
Interest received	638	101	638	101
Payments for property, plant and equipment	(12)	(64)	(12)	(57)
Payments for intangible assets	(506)	(1,001)	(506)	(1,001)
Payments for other non-current assets	—	(2,597)	—	(2,597)

Net cash from (used in) investing activities	120	(3,561)	120	(3,554)

Cash flows from financing activities
Payments of lease liabilities	(227)	(296)	(160)	(239)
Proceeds from issue of share capital	66	198	66	198

Net cash used in financing activities	(161)	(98)	(94)	(41)

Net decrease in cash and cash equivalents	(23,199)	(27,483)	(23,172)	(27,439)
Cash and cash equivalents at beginning of year	60,264	87,356	60,230	87,284

Effect of exchange rate changes on cash and cash equivalents	4,847	391	4,793	385

Cash and cash equivalents at end of year	41,912	60,264	41,851	60,230

notes to the financial statements/07 for the year end 31 December 2022 notes to the financial statements

1. Authorisation of financial statements

The financial statements of NuCana plc (“Company”) and together with its subsidiaries (“Group”) for the year ended 31 December 2022 were authorised for issue by the board of directors on 4 May 2023.

The Group is a clinical-stage biopharmaceutical company developing a portfolio of new medicines to treat patients with cancer. We are harnessing the power of phosphoramidate chemistry to generate new medicines called ProTides. These compounds have the potential to improve cancer treatment by enhancing the efficacy and safety of several current standards of care.

On 29 August 2017 the Company re-registered as a public limited company and changed its name from NuCana BioMed Limited to NuCana plc.

The Company has had American Depository Shares (“ADSs”) registered with the US Securities and Exchange Commission (“SEC”) and has been listed on Nasdaq since 2 October 2017. The Company is incorporated in England and Wales and domiciled in the United Kingdom (registration number 03308778) and is limited by shares.

The address of its registered office and principal place of business are disclosed in the introduction to the report and financial statements.

2. Significant accounting policies

Basis of preparation

The financial statements have been prepared in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in conformity with U.K.-adopted international accounting standards. As permitted by section 408 of the Companies Act 2006, no Income Statement is presented for the Company.

The Group financial statements comprise the financial statements of the Company and its subsidiaries at 31 December 2022. The financial statements are presented in Pounds Sterling, which is also the Company’s functional currency. All values are rounded to the nearest thousand, except where otherwise indicated.

In preparing the financial statements, management has considered the impact of the physical and transition risks of climate change and identified this as an emerging risk as set out on page 16 but have concluded that it does not have a material impact on the recognition and measurement of the assets and liabilities in these financial statements as at 31 December 2022.

Going concern

In common with many companies in the biopharmaceutical sector, the Group incurs significant expenditures as it researches and develops its potential products for market.

As the Group continues to incur losses, its transition to profitability is dependent upon the successful development, approval and commercialisation of its product candidates and achieving a level of revenues adequate to support its cost structure. The Group may never achieve profitability, and unless and until it does, it will continue to need to raise additional capital. There can be no assurances, however, that additional funding will be available on acceptable terms or at all.

The Group’s board of directors, having reviewed the operating budgets and development plans for the 18-month period to 30 June 2024 (the “going concern period”) considers that the Group has adequate financial resources to continue in operation for the going concern-period.

In the year ended 31 December 2022, the Group had net cash outflows of £23.2 million. The base case forecast prepared for the going concern period includes assumptions regarding, among other things, research and development expenses, administrative expenses, staff costs and income tax credits. The base case forecast has been reviewed and approved by the board of directors in accordance with the Group’s normal budgeting and forecasting processes.

In stress testing these forecasts and assumptions, severe but plausible downside scenarios have been modelled, which include inflationary increases to clinical study budgets, increased insurance costs and a less favourable U.S. dollar to pound sterling exchange rate. Furthermore, a reverse stress test has been modelled to consider what combination of downside scenarios could result in liquidity being exhausted during the going concern period.

To the extent any of the severe but plausible scenarios materialised, the directors believe the Group would have sufficient controllable mitigating actions to reduce expenditure through the going concern period, including management of third-party, such as phasing of clinical study costs, and internal resource costs. The directors do not consider that a situation where the Group would run out of cash over the going concern period is plausible given the likelihood of such downside scenarios and the Group’s ability to implement controllable mitigations.

In addition, as the Group has an “at-the-market” (ATM) sales agreement in place with Jefferies LLC, it may be able to raise additional capital. However, the quantum of funds that could be raised via the ATM process is uncertain. As such, the possible cash inflows arising from the ATM have not been reflected in this going concern assessment.

The Group believes that its cash and cash equivalents of £41.9 million at 31 December 2022 will be sufficient to fund its current operating plan over the going concern period to 30 June 2024. The board of directors is therefore satisfied that it is appropriate to adopt the going concern basis of accounting in preparing the financial statements.

Judgements and estimates

The preparation of the financial statements requires management to make judgements, estimates and assumptions that affect the amounts reported for assets and liabilities at the balance sheet date and the amounts reported for revenue and expenses during the year. The nature of estimations means that actual outcomes could differ from those estimates.

The following judgements have had the most significant effect on the amounts recognised in the financial statements:

Research and development expenses

The Group recognises research and development expenses in the income statement in the period in which they are incurred. When development activities reach the advanced stage, as set out in the specific criteria of International Accounting Standard (“IAS”) 38, Intangible Assets, there will be a requirement to capitalise such costs as intangible assets. Management will continue to exercise judgement in the appropriate treatment of research and development costs.

48

notes to the financial statements/07 for the year end 31 December 2022

Taxation

Management judgement is required to determine the amount of deferred tax assets that should be recognised, based upon the likely timing and level of future taxable profits. Further details are contained in note 4.

The following estimates have had the most significant effect on the amounts recognised in the financial statements:

Recognition of clinical study expenses

As part of the process of preparing our consolidated financial statements, we may be required to estimate accrued or prepaid expenses related to our clinical studies. In order to obtain reasonable estimates, we review open contracts and master service agreements. In addition, we communicate with applicable personnel in order to identify services that have been performed, but for which we have not yet been invoiced, and services not yet performed for which we have been invoiced in advance. In most cases, our vendors provide us with monthly invoices in arrears for services performed. The following are examples of our accrued expenses:

•	fees paid to CROs for services performed on clinical studies; and

•	pass-through costs for activities at clinical study investigator sites.

Accruals for clinical study expenses, including estimated amounts recognised consistent with the above policy, were £6.6 million at 31 December 2022 as compared to £7.2 million at 31 December 2021.

Prepayments for clinical study expenses, including estimated amounts recognised consistent with the above policy, were £1.8 million at 31 December 2022 as compared to £1.5 million at 31 December 2021. These amounts include sums that are expected to be utilised over the period of the associated studies, which in some cases could be greater than one year.

Recognition of contracted manufacturing expenses

As part of the process of preparing our consolidated financial statements, we may be required to estimate accrued or prepaid expenses related to our contracted manufacturing expenses. In order to obtain reasonable estimates, we review open contracts and master service agreements. In addition, we consult with applicable personnel in order to identify services that have been performed and which have not yet been invoiced, and services not yet performed for which we have been invoiced in advance.

Accruals for contracted manufacturing expenses, including estimated amounts recognised consistent with the above policy, were £0.4 million at 31 December 2022 as compared to £0.1 million at 31 December 2021.

Prepayments for contracted manufacturing expenses, including estimated amounts recognised consistent with the above policy, were £0.1 million at 31 December 2022 as compared to £0.1 million at 31 December 2021.

Share-based payments

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model, including the expected life of the share option, historical volatility of the share price, dividend yield and assumptions about them, and the actual market value of an ordinary share in the Company at the date of grant. For the measurement of the fair value of equity-settled transactions at the grant date, the Company uses the Black-Scholes model. The assumptions used for estimating fair value for share-based payment transactions are detailed in note 16.

Legal proceedings

The Group may be party to a number of litigation and other legal proceedings. The Group recognises a provision for any settlement or cost reimbursement due to other parties involved in the legal proceedings if a legal or constructive obligation as a result of a past event exists at the balance sheet date, it is probable that an outflow of economic resources will be required to settle the obligation, and a reasonable estimate can be made of the amount of the obligation, even although the timing or amount of the liability is uncertain. The final amount of any settlement or cost reimbursement may be materially different to management’s estimate.

Similarly, the Group recognises an asset for any settlement or cost reimbursement in relation to the legal proceedings due to the Group if it is virtually certain that the income will be received.

Where an outflow of economic resources is not probable or an inflow of economic resources is not virtually certain, the Group will disclose a contingent liability or contingent asset, respectively.

As of 31 December 2022, the Group had a provision of £4.1 million (2021: £nil) with respect to legal proceedings.

Basis of consolidation

The Group financial statements comprise the financial statements of the Company and its subsidiaries.

Subsidiaries are consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date when such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intra-group balances, transactions, unrealised gains and losses resulting from intra-group transactions and dividends are eliminated in full.

Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the Group financial statements from the date the Company gains control until the date the Company ceases to control the subsidiary.

Foreign currencies

The Group’s consolidated financial statements are presented in pounds sterling, which is also the parent company’s functional currency. For each group entity, the Group determines the functional currency and items included in the financial statements of each entity are measured using that functional currency.

Transactions and balances

Transactions in foreign currencies are initially recorded by the Group’s entities at their respective functional currency spot rates of exchange at the date the transaction first qualifies for recognition.

49

notes to the financial statements/07 for the year end 31 December 2022

Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange at the reporting date. Differences arising on settlement or translation of monetary items are recognised in the Group income statement.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions.

Group companies

On consolidation, the assets and liabilities of foreign operations are translated into pounds sterling at the rate of exchange prevailing at the reporting date and their income statements are translated at the average exchange rate for the financial period in which those transactions occur. The exchange differences arising on translation for consolidation are recognised in the group statement of comprehensive income or loss.

Segment reporting

The Group operates in one operating segment. Operating segments are reported in a manner consistent with the internal reporting provided to the Group’s chief operating decision maker (“the CODM”). The Group’s CODM, its Chief Executive Officer, views the Group’s operations and manages its business as a single operating segment, which is the business of developing and commercialising ProTides for use in Oncology. The Group’s principal operations and decision-making functions are located in the United Kingdom from where global decisions are made.

Share issue expenses

Incremental costs incurred and directly attributable to the issuance of shares are deducted from the related proceeds of the issuance. The net amount is recorded as contributed shareholders’ equity in the period when such shares were issued. Costs that are not incremental and directly attributable to issuing new shares, are recorded as an expense in the Group income statement.

Property, plant and equipment

Property, plant and equipment is stated at cost, net of accumulated depreciation and accumulated impairment losses, if any. There are no restrictions on title to assets nor equipment pledged as security for liabilities.

Depreciation is provided on property, plant and equipment over their expected useful economic life as follows:

Asset class	Depreciation method and period
Office and computer equipment	Straight-line over 3 years

Fixtures and fittings	Straight-line over 5 years, or, for non–removable items, the remaining term of an associated lease, whichever is shorter

Right of use assets	Straight-line over the lease terms, which are between two and five years, or the estimated useful lives of the assets, whichever is shorter

Intangible assets

Intangible assets are stated at cost, net of accumulated amortisation and accumulated impairment losses, if any. Cost in relation to patents includes registration, documentation and other legal fees associated with obtaining the patent. Computer software cost represents the initial purchase price of the asset.

The amortisation method and amortisation period for the principal categories of intangible assets are as follows:

Asset class	Amortisation method and period
Patents	Straight-line over 20 years

Computer software	Straight-line between 3 and 5 years

The Group’s primary patents each have a life of 20 years. Further patents are granted in various jurisdictions to extend the territorial coverage of the primary patent. These patents are granted up to the period of the related primary patent. Costs are thus amortised over the remaining life of the relevant primary patent. The amortisation expense on intangible assets with finite lives is recognised in the Group income statement as an administrative expense. The amortisation method and the amortisation period for an intangible asset with a finite useful life are reviewed at least at each financial year end. Changes in the expected useful economic life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortisation period or method, as appropriate.

Intangible assets are tested for impairment when there is an indicator of impairment.

Cash and cash equivalents

Cash and cash equivalents in the statement of financial position include cash at banks with deposit maturity terms of less than three months, which is subject to insignificant risk of changes in value.

Other assets

The Group provided a fixed euro deposit with respect to the patent infringement litigation in Germany. The sum deposited is a monetary asset. Further details are contained in note 9.

Research and development

Research and development expenses are currently recognised in the income statement in the year in which they are incurred. Development expenses on an individual project will be recognised as an intangible asset when the Group can demonstrate:

•	the technical feasibility of completing the intangible asset so that the asset will be available for use or sale;

•	its intention to complete and its ability and intention to use or sell the asset;

•	how the asset will generate future economic benefits;

•	the availability of resources to complete the asset; and

•	the ability to measure reliably the expenditure during development.

50

notes to the financial statements/07 for the year end 31 December 2022

Investments in subsidiaries

Investments in subsidiaries are carried at cost less accumulated impairment losses in the Company’s statement of financial position.

Income taxes

Current income tax

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amounts are those that are enacted or substantively enacted at the reporting date in the countries where the Group operates within the tax regime.

Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Group’s financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates and laws that have been enacted or substantially enacted by the year end date and are expected to apply when the related deferred income tax asset is realised or the deferred tax liability is settled. Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Income tax credit

The Group benefits from the U.K. and U.S. research and development tax credit regimes. In the United Kingdom, a portion of the Company’s losses can be surrendered for a cash rebate of up to 33.35% of eligible expenditures incurred prior to 1 April 2023. This rate will reduce in respect of expenditure incurred from 1 April 2023 onwards. In the U.S. the Group is able to offset the research and development credits against corporation tax payable. Such credits are accounted for within the tax provision in the year in which the expenditures are incurred.

Leases

The Group assesses, at contract inception, whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognises lease liabilities to make lease payments and right of use assets representing the right to use the underlying assets.

Right of use assets

The Group recognises right of use assets at the commencement date of the lease (i.e. the date the underlying asset is available for use). Right of use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right of use assets includes the amount of lease liabilities recognised, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right of use assets, which relate solely to office space, are depreciated on a straight–line basis over the shorter of the lease terms, which are between two and five years, or the estimated useful lives of the assets.

Lease liability

At the commencement date of the lease, the Group recognises a lease liability measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments less any lease incentives receivable, and any variable lease payments that depend on an index.

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of the lease liability is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of the lease liability is remeasured if there is a modification, a change in the lease term or a change in the lease payments.

The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

The Group has a number of lease contracts that include extension and termination options. The Group applies judgement in evaluating whether it is reasonably certain whether or not to exercise the option to renew or terminate the lease. That is, it considers all relevant factors that create an economic incentive for it to exercise either the renewal or termination. After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects whether it is reasonably certain to exercise or not to exercise the option to renew or to terminate, such as the construction of significant leasehold improvements.

Refer to note 17 for information on potential future rental payments relating to periods following the exercise date of extension options that are not included in the lease liability.

Provisions

Provisions are recognised when either a legal or constructive obligation as a result of a past event exists at the balance sheet date, it is probable that an outflow of economic resources will be required to settle the obligation, and a reasonable estimate can be made of the amount of the obligation, even although the timing or amount of the liability is uncertain.

Impairment of non-financial assets

The Group assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, the Group estimates the recoverable amount of the asset.

An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the Group income statement.

A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

51

notes to the financial statements/07 for the year end 31 December 2022

Calculation of recoverable amount

The recoverable amount of assets and cash-generating units is the higher of their fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Reversal of impairment

An assessment is made at each reporting date as to whether there is an indication that a previously recognised impairment loss may no longer exist or may have decreased. If such an indication exists the recoverable amount is estimated.

A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the recoverable amount since the last impairment loss was recognised. If that is the case, the carrying value is increased to its recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

Share-based payments

Employees, directors and consultants of the Group receive remuneration in the form of share options, whereby individuals render services as consideration for equity instruments and the cost is recognised as share-based payments under IFRS 2.

Under IFRS 2 Share-based Payment, equity share-based payments are measured at the fair value of the equity instruments at the grant date. Details regarding the determination of fair value of equity settled share-based transactions are set out in note 16.

The fair value determined at the grant date of equity settled share-based payments, after adjusting for an assumed forfeiture rate, is expensed on a straight-line basis over the vesting period, with a corresponding increase in equity to the share option reserve.

Fair value measurement

The fair value of the financial assets and liabilities is included at the amount at which an instrument could be exchanged in a current transaction between willing parties, other than in a forced liquidation or sale.

Fair value is based on the price that would be received from the sale of an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, IFRS 13 establishes a fair value hierarchy that prioritises observable and unobservable inputs used to measure fair value into three broad levels, which are described as follows:

Level 1: Quoted (unadjusted) prices in active markets for identical assets or liabilities.

Level 2: Other techniques for which all inputs that have a significant effect on the recorded fair value are observable, either directly or indirectly.

Level 3: Techniques that use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The fair values of cash and cash equivalents, other receivables and trade payables approximate their carrying amounts largely due to the short-term maturities of these instruments.

Accounting standards

In preparing these financial statements, the Group has applied all relevant IAS, IFRS and International Financial Reporting Interpretations Committee (“IFRIC”) Interpretations as of the date of approval of these financial statements and which are mandatory for the financial year ended 31 December 2022.

The following amendments have been adopted as of 1 January 2022 in these financial statements:

•	Amendments to IFRS 3 – Reference to the Conceptual Framework (effective from 1 January 2022)

•	Amendments to IAS 16 Property, Plant and Equipment – Proceeds before Intended Use (effective from 1 January 2022)

•	Amendments to IAS 37 – Onerous Contracts: Costs of Fulfilling a Contract (effective from 1 January 2022)

The IASB also issued the following amendments from the 2018-2020 annual improvement cycle that have been adopted as of 1 January 2022 in these financial statements:

•	IFRS 1 – First-time Adoption of International Financial Reporting Standards – Subsidiary as a first-time adopter (effective from 1 January 2022)

•	IFRS 9 Financial Instruments – Fees in the ‘10 per cent’ test for derecognition of financial liabilities (effective from 1 January 2022)

•	IAS 41 Agriculture – Taxation in fair value measurements (effective from 1 January 2022)

The Group concluded that these have not had a material impact on the Group’s accounts in the period of initial application, but may impact the accounting for future transactions.

The IASB and IFRIC have issued the following standards and amendments with an effective date after the date of these financial statements:

•	IFRS 17 Insurance Contracts (effective from 1 January 2023)

•	Amendments to IAS 1 Presentation of Financial Statements – Classification of Liabilities as Current or Non-Current (effective from 1 January 2023)

•	Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 – Disclosure of Accounting Policies (effective from 1 January 2023)

•	Amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors – Definition of Accounting Estimates (effective from 1 January 2023)

•	Amendments to IAS 12 - Deferred Tax related to Assets and Liabilities arising from a Single Transaction (effective from 1 January 2023)

The Group will adopt the above standards and amendments on their effective date, although the Group has reviewed the above standards and amendments and considers that they either do not apply to the Group or will not have a material impact in future periods.

52

notes to the financial statements/07 for the year end 31 December 2022

3. Loss before tax

Loss before tax is stated after charging:

	2022	2021

	(in thousands)
	£	£
Amortisation and depreciation
Owned assets	461	676
Right of use assets under IFRS 16	251	266
Interest expense on lease liabilities (included in administrative expenses) under IFRS 16	21	18
Share-based payments	4,890	6,664

(a) Auditors’ remuneration

	2022	2021

	(in thousands)
	£	£
Audit of the financial statements	407	295
Other fees:
Audit-related fees(1)	128	193

	535	488

(1)	Audit-related fees are primarily for quarterly reviews and services related to SEC filings.

(b) Staff costs and directors’ emoluments

Group	2022	2021

	(in thousands)
Included in research and development expenses:	£	£
Wages and salaries	4,893	3,931
Social security costs	569	465
Pension costs	213	189
Share-based payments	3,125	3,833

	8,800	8,418

Included in administrative expenses:
Wages and salaries	1,587	1,407
Social security costs	155	136
Pension costs	46	40
Share-based payments	1,765	2,831

	3,553	4,414

Total employee benefit expense	12,353	12,832

	2022	2021

The average number of staff employed under contracts of service were:	(number)
Research and development activities	26	25
Administrative activities	7	5

	33	30

53

notes to the financial statements/07 for the year end 31 December 2022

Company	2022	2021

	(in thousands)
Included in research and development expenses:	£	£
Wages and salaries	4,010	3,468
Social security costs	536	444
Pension costs	202	185
Share-based payments	3,125	3,833

	7,873	7,930

Included in administrative expenses:
Wages and salaries	1,137	1,035
Social security costs	145	127
Pension costs	41	37
Share-based payments	1,765	2,831

	3,088	4,030

Total employee benefit expense	10,961	11,960

	2022	2021

The average number of staff employed under contracts of service were:	(number)
Research and development activities	23	23
Administrative activities	7	5

	30	28

Directors’ remuneration Company	2022	2021

	(in thousands)
	£	£
Directors’ remuneration in respect of qualifying services	1,294	1,153
Pension	53	53

	1,347	1,206

The number of directors who exercised share options in 2022 was 3 (2021: 3). The gain on exercise of these options was £48,000 (2021: £0.7 million).

During the year the number of directors who were receiving benefits was as follows:

	2022	2021

	(number)
Accruing benefits under money purchase pension scheme	1	1

54

notes to the financial statements/07 for the year end 31 December 2022

4. Income tax credit

(a) Tax on loss on ordinary activities:

	2022	2021

	(in thousands)
	£	£
Current tax:
In respect of current year U.K.	6,366	7,185
In respect of current year U.S.	(3)	—
In respect of prior year U.K.	35	69

Total current tax	6,398	7,254

Deferred tax:
In respect of the current year U.S.	34	15
In respect of the prior year U.S.	—	—

Total deferred tax	34	15

Income tax credit	6,432	7,269

Current income tax receivable:
U.K. tax	6,366	7,185
U.S. tax	1	3

Current income tax receivable	6,367	7,188

Deferred tax:

U.S. tax	103	60

(b) Reconciliation of the total income tax credit:

The credit for the year can be reconciled to the loss per the income statement as follows:

	2022	2021

	(in thousands)
	£	£
Loss before tax	(38,453)	(47,802)

Tax on loss at standard U.K. tax rate of 19% (2021: 19%)	(7,306)	(9,082)
Effects of:
Expenses not deductible	4,595	4,757
Deduction for R&D	(8,342)	(9,415)
Losses surrendered for R&D tax credit	8,342	9,415
Deferred tax - prior year adjustment	—	—
Overseas tax payable - current year	3	—
R&D tax credit - U.S.	(34)	(15)
R&D tax credit - current year	(6,366)	(7,185)
R&D tax credit - prior years	(35)	(69)
Deferred tax asset not recognised	2,711	4,325

Income tax credit	(6,432)	(7,269)

55

notes to the financial statements/07 for the year end 31 December 2022

(c) Deferred tax

In the United Kingdom, the Group has not recognised a deferred tax asset in respect of tax losses carried forward or temporary differences on share-based payment arrangements as at 31 December 2022 on the basis that the timing during which tax losses or temporary differences could be regarded as recoverable against future taxable profits cannot be determined with reasonable certainty. In the United States, a deferred tax asset, which relates to research & development tax credits, has been recognised to the extent that management consider that adequate future taxable profits will be available to realise the deferred tax asset.

Temporary differences and cumulative carry forward tax losses for which deferred tax has not been recognised amount to £85.9 million (2021: £74.4 million), comprising temporary differences on share-based payment arrangements of £1.3 million (2021: £4.1 million) and cumulative carry forward tax losses of £84.6 million (2021: £70.3 million).

(d) Factors affecting future tax

In March 2021, the U.K. Government announced that from 1 April 2023 the corporation tax rate would increase to 25% for U.K. companies with annual profits of £250,000 or higher. This was substantively enacted on 24 May 2021.

5. Basic and diluted loss per share

	2022	2021

	(in thousands, except per share data)
	£	£
Loss for the year	(32,021)	(40,533)

Basic and diluted weighted average number of shares	52,235	52,041

	£	£
Basic and diluted loss per share	(0.61)	(0.78)

Basic loss per share is calculated by dividing the loss for the year attributable to the equity holders of the Company by the weighted average number of shares outstanding during the year.

The dilutive effect of potential shares through equity settled transactions were considered to be anti-dilutive as they would have decreased the loss per share and were therefore excluded from the calculation of diluted loss per share.

6. Capital commitments and contingencies

Other commitments

Collaboration and license agreements

Cardiff University License

In August 2009, we entered into a research, collaboration and license agreement with Cardiff University and University College Cardiff Consultants Ltd., or Cardiff Consultants, which we refer to as the Cardiff Agreement. The Cardiff Agreement was renewed with an effective date of 1 January 2018 for an additional two years on substantially the same terms. In February 2020, we amended the Cardiff Agreement to expire at the end of 2020, which amendment afforded us (at our sole discretion) an option to extend the expiration for one additional year until the end of 2021, and for further periods thereafter upon written agreement by the parties. In December 2020, we further amended the Cardiff Agreement to expire at the end of 2021.

At the end of 2021 we took the decision not to further extend the Cardiff Agreement. In December 2021 we served notice on Cardiff University and Cardiff Consultants to extend the licence of the ProTide-related intellectual property owned or controlled by Cardiff University as of the date of the Cardiff Agreement or owned or controlled by Cardiff University during the term of that Agreement, which we refer to as the Cardiff Intellectual Property, granted to NuCana under the Cardiff Agreement for a period of three months from expiry of the Cardiff Agreement on 31 December 2021 in order to continue evaluating additional ProTides generated under the Cardiff Agreement. The option to extend this license for a further three months from 31 March 2022 in exchange for making an additional payment to Cardiff University was not taken up.

Under the Cardiff Agreement, we collaborated with Cardiff University in the design, synthesis, characterisation and evaluation of phosphoramidate prodrugs, which we refer to as ProTides, based on certain nucleosides. Cardiff University and Cardiff Consultants, which is a holder of intellectual property developed by Cardiff University, have assigned to us all rights in the results of the research under the Cardiff Agreement.

Upon our completion of the evaluation of the ProTides, we had the right to select one or more of the evaluated ProTides as candidates for potential development of a commercial product. Cardiff University and Cardiff Consultants have granted us an exclusive worldwide license to use for all purposes the Cardiff intellectual property in respect of the nucleoside family of our selected ProTides. This licence survives expiration of the Cardiff Agreement. During the license period Cardiff University and Cardiff Consultants may not undertake any research for any competing third party on nucleoside families of interest to us where such research would make use of the Cardiff intellectual property, or to grant rights in the Cardiff intellectual property to any third party for use in connection with nucleosides of interest to us.

56

notes to the financial statements/07 for the year end 31 December 2022

On our filing, or that of a sublicensee, of patent applications resulting from research under the Cardiff Agreement, we will owe Cardiff Consultants certain immaterial payments. If we or our sublicensees develop and commercialise a product resulting from such research, we will owe Cardiff Consultants clinical development milestone payments of up to £1,875,000, provided that such milestone payments are due only with respect to the first product within each nucleoside family to achieve the milestone. We will also owe Cardiff Consultants royalties equal to a low-single digit percentage on our sales of a product resulting from such research. Should we sublicense our right to commercialise a product resulting from the research, we will owe Cardiff Consultants a high-single digit percentage of payments received in consideration of the sublicense.

Cardiff ProTides Agreement

In October 2009, we entered into a license and collaboration agreement with Cardiff ProTides Ltd., or Cardiff ProTides, which agreement was subsequently amended and restated as an assignment, license and collaboration agreement in March 2012 and was further amended in May 2012, which we refer to as the ProTides Agreement. Under the ProTides Agreement, we collaborated with Cardiff ProTides in the discovery, drug design and in vitro screening of purine and pyrimidine-based nucleosides as potential drug candidates. We funded certain work at Cardiff ProTides, and Cardiff ProTides has assigned to us all rights in the results of its research under the ProTides Agreement. Cardiff ProTides also assigned to us patents related to certain compounds of interest, including with respect to Acelarin, and granted us an exclusive, worldwide license, including the right to grant sublicenses, to rights in and technical information related to certain unpatented compounds for all therapeutic, diagnostic, prognostic and prophylactic applications.

If we or a sublicensee develop one or more products covered by a valid claim of an assigned patent or patent resulting from Cardiff ProTides’ research, such as Acelarin, we will owe Cardiff ProTides up to approximately $4.5 million in development and approval milestone payments in the aggregate for the first such product. Additional development and approval milestones would be payable for the first additional product in a new nucleoside series covered by a valid claim of an assigned patent or a patent resulting from Cardiff ProTides’ research, although the maximum potential value of such milestone payments is approximately half the value of the milestone payments associated with the first product. We will also owe Cardiff ProTides royalties equal to a percentage in mid to high single-digits on sales of such products, subject to reduction under certain circumstances. Royalties on sales by sublicensees are set by formula, which formula would be likely to result in a royalty in the mid-single digits.

The ProTides Agreement expires, on a country-by-country basis, on the later of the expiration, invalidity, abandonment, lapsing or rejection of the last valid claim of an assigned patent or patent resulting from Cardiff ProTides’ research, or, if certain technical information licensed from Cardiff ProTides remains confidential or the product is covered by a period of data exclusivity, ten years from the date of first commercial sale of a product in such country. The ProTides Agreement may be sooner terminated on an uncured material breach, bankruptcy of a party or, by Cardiff ProTides, if we challenge, or assist in a challenge, of the validity or ownership of an assigned patent or patent resulting from Cardiff ProTides’ research, or fail to pay amounts payable under the ProTides Agreement. It may also be sooner terminated where sums payable by us remain unpaid for 45 days after we receive a notice from Cardiff ProTides that the relevant sums are overdue. Upon a termination of the ProTides Agreement, our license rights will terminate except where the breach results from certain breaches by Cardiff ProTides, in which case our license rights continue on a non-exclusive basis, subject to reduced payment obligations. Upon termination of the ProTides Agreement, including as a result of our breach, we will be under an obligation to assign back to Cardiff ProTides the patents which Cardiff ProTides originally assigned to us.

CROs and manufacturing commitments

We have agreed to make payments to CROs and manufacturers under various CRO and manufacturing agreements. We have not included further details on such contingent payment obligations as the amount, timing and likelihood of such payments are not fixed or determinable.

Other contingent liabilities

Under the U.K. share-based payment plan, the Group granted unapproved share options that have fully vested. If and when these share options are exercised, the Group will be liable for the Employer Class 1 National Insurance payable to HMRC in the U.K. This contingent liability will be determined based on the market value of the shares on exercise less the exercise price paid by the option holders, at the prevailing rate of Employer National Insurance (currently13.8%). Based on the closing share price of ADSs on the Nasdaq Global Select Market on 31 December 2022, the last trading day of the period to which these financial statements relate, and assuming full exercise of all outstanding and vested unapproved share options on that date, the Employer National Insurance contingent liability would have been £0.1 million (2021: £0.4 million).

57

notes to the financial statements/07 for the year end 31 December 2022

7. Intangible assets

Group and Company

	Patents	Computer software	Total
		(in thousands)
	£	£	£
Cost:
At 31 December 2020	5,785	383	6,168
Additions	999	2	1,001

At 31 December 2021	6,784	385	7,169

Accumulated amortisation:
At 31 December 2020	1,189	226	1,415
Charge for the year	441	94	535
Impairment	2,809	—	2,809

At 31 December 2021	4,439	320	4,759

Net book value:
At 31 December 2021	2,345	65	2,410

At 31 December 2020	4,596	157	4,753

Cost:
At 31 December 2021	6,784	385	7,169
Additions	506	—	506
Disposals	—	(234)	(234)

At 31 December 2022	7,290	151	7,441

Accumulated amortisation:
At 31 December 2021	4,439	320	4,759
Charge for the year	195	44	239
Disposals	—	(214)	(214)
Impairment	292	—	292

At 31 December 2022	4,926	150	5,076

Net book value:
At 31 December 2022	2,364	1	2,365

At 31 December 2021	2,345	65	2,410

On 2 March 2022 the Group announced that the Phase 3 clinical study of Acelarin for patients with advanced biliary tract cancer was being discontinued following a pre-planned futility analysis by the study’s Independent Data Monitoring Committee. Management concluded that this was an indication of impairment and hence reviewed the assets associated with both the clinical study and Acelarin. Based on this review, in the year ended 31 December 2021 an impairment charge of £2.8 million was recognised, representing the full aggregate carrying value of the patents relating to Acelarin as at 31 December 2021.

The Group regularly reviews its patent portfolio and during 2022 further advancement of a limited number of patents and patent applications, relating mainly to preclinical drug candidates, was discontinued. Management concluded that this was an indication of impairment and an impairment charge of £0.3 million has been recognised, representing the aggregate carrying value of these patents as at 31 December 2022.

58

notes to the financial statements/07 for the year end 31 December 2022

8. Property, plant and equipment

Group

	Right of use assets	Office and computer equipment	Fixtures and fittings	Total
		(in thousands)
	£	£	£	£
Cost:
At 31 December 2020	1,087	326	709	2,122
Additions	—	59	6	65
Re-measurement	4	—	—	4
Disposals	—	(6)	—	(6)
Effect of foreign currency exchange differences	2	—	—	2

At 31 December 2021	1,093	379	715	2,187

Depreciation:
At 31 December 2020	453	221	259	933
Charge for the year	266	34	107	407
Disposals	—	(6)	—	(6)
Effect of foreign currency exchange differences	2	—	—	2

At 31 December 2021	721	249	366	1,336

Net book value:
At 31 December 2021	372	130	349	851

At 31 December 2020	634	105	450	1,189

Cost:
At 31 December 2021	1,093	379	715	2,187
Additions	—	10	—	10
Re-measurement	483	—	—	483
Disposals	(237)	(34)	(130)	(401)
Effect of foreign currency exchange differences	17	1	—	18

At 31 December 2022	1,356	356	585	2,297

Depreciation:
At 31 December 2021	721	249	366	1,336
Charge for the year	251	56	166	473
Disposals	(237)	(34)	(130)	(401)
Effect of foreign currency exchange differences	22	1	—	23

At 31 December 2022	757	272	402	1,431

Net book value:
At 31 December 2022	599	84	183	866

At 31 December 2021	372	130	349	851

59

notes to the financial statements/07 for the year end 31 December 2022

Company

	Right of use assets	Office and computer equipment	Fixtures and fittings	Total
		(in thousands)
	£	£	£	£
Cost:
At 31 December 2020	873	321	709	1,903
Additions	—	51	6	57
Disposals	—	(6)	—	(6)

At 31 December 2021	873	366	715	1,954

Depreciation:
At 31 December 2020	349	216	258	823
Charge for the year	211	33	107	351
Disposals	—	(6)	—	(6)

At 31 December 2021	560	243	365	1,168

Net book value:
At 31 December 2021	313	123	350	786

At 31 December 2020	524	105	451	1,080

Cost:
At 31 December 2021	873	366	715	1,954
Additions	—	10	—	10
Re-measurement	337	—	—	337
Disposals	(237)	(34)	(130)	(401)

At 31 December 2022	973	342	585	1,900

Depreciation:
At 31 December 2021	560	243	365	1,168
Charge for the year	187	53	166	406
Disposals	(237)	(34)	(130)	(401)

At 31 December 2022	510	262	401	1,173

Net book value:
At 31 December 2022	463	80	184	727

At 31 December 2021	313	123	350	786

9. Other assets

Group and Company

	2022	2021
	(in thousands)
	£	£
Other assets	2,684	2,540

Classified as:
Current	2,684	—
Non-current	—	2,540

	2,684	2,540

60

notes to the financial statements/07 for the year end 31 December 2022

In April 2021, the Group initiated legal proceedings against Gilead Sciences Ireland UC and Gilead Sciences GmbH in the German Regional Court of Dusseldorf (“RC Dusseldorf”) for patent infringement for the sale of Sovaldi as well as its combination products Harvoni, Vosevi and Epclusa in Germany. Later in 2021, the Group provided a security of €3.0 million by depositing funds with RC Dusseldorf to cover the legal costs of Gilead Sciences Ireland UC and Gilead Sciences GmbH in the event that the Group was unsuccessful in the final outcome of the patent infringement litigation in Germany.

In July 2022, following a comprehensive hearing in May 2022, RC Dusseldorf issued a first instance judgment that the two Gilead entities infringe our composition of matter claims in European Patent 2955190, or EP 190, through their sales of Sovaldi, Harvoni, Vosevi and Epclusa in Germany. Gilead has appealed the judgment with the appeal hearing scheduled for 17 August 2023. However, as disclosed in note 20, on 24 March 2023, the European Patent Office Technical Board of Appeal issued an oral decision revoking European Patent 2955190, or EP 190. Following this decision, the Group expects the security deposit to be repaid within 12 months of 31 December 2022 and, as disclosed in note 19, has recognised a provision of £1.1 million at 31 December 2022 with respect to an estimate of the cost reimbursement due to Gilead.

10. Investments in subsidiaries

	2022	2021
	£	£
Unlisted investments at cost and net book value	155	155

Details of Group undertakings:

Name	Principal activity	Country of incorporation	Registered office	Proportion of ownership
NuCana, Inc.	Development and administrative support	U.S.	2711 Centerville Road, Suite 400, Wilmington, Delaware, 19808	100%

NuCana BioMed Trustee Company Limited	Dormant	U.K.	3 Lochside Way, Edinburgh, EH12 9DT	100%

NuCana BioMed Employee Benefit Trust	Employee benefit trust	U.K.	3 Lochside Way, Edinburgh, EH12 9DT	100%

NuCana Limited	Development and administrative support	Ireland	70 Sir John Rogerson’s Quay, Dublin 2, Ireland	100%

11. Related party disclosures

The following table provides the total amount of transactions that have been entered into with related parties for the relevant financial year.

Subsidiaries of NuCana plc	Purchases from related parties	Advances to related parties	Amounts due to related parties	Amounts owed by related parties	Interest Income from related parties
			(in thousands)
	£	£	£	£	£
NuCana, Inc.
31 December 2022	1,731	1,369	874	—	—
31 December 2021	1,056	878	512	—	—

NuCana BioMed Employee Benefit Trust

31 December 2022	—	—	—	397	8
31 December 2021	—	—	—	389	4

NuCana Limited

31 December 2022	—	—	—	—	—
31 December 2021	—	—	—	—	—

Terms and conditions of transactions with related parties

The sales to and purchases from related parties are made on terms equivalent to those that prevail in arm’s length transactions. Cash advances are made available to NuCana, Inc. in order to fund the activities which are subsequently recharged on an arm’s length basis. The amounts advanced are repayable on demand. Outstanding balances at the year end with NuCana, Inc. are unsecured, interest free and settlement occurs in cash.

The NuCana BioMed Employee Benefit Trust balances are subject to interest at RBS base rate plus 1%. There have been no guarantees provided or received for any related party receivables or payables.

For the year ended 31 December 2022, the Group has not recorded any impairment of receivables relating to amounts owed by related parties (2021: £nil). This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

61

notes to the financial statements/07 for the year end 31 December 2022

Compensation of key management personnel of the Group

	2022	2021

	(in thousands)
	£	£
Short-term employee benefits	2,770	2,165
Pension and other benefits	135	104
Share-based payments	4,255	5,637

	7,160	7,906

Compensation of key management personnel of the Company

	2022	2021

	(in thousands)
	£	£
Short-term employee benefits	1,617	1,417
Pension and other benefits	75	73
Share-based payments	3,231	4,368

	4,923	5,858

The amounts disclosed in the tables above are the amounts recognised as an expense during the reporting year.

12. Prepayments, accrued income and other receivables

Group	2022	2021

	(in thousands)
	£	£
Prepayments - manufacturing and clinical	1,890	1,598
Prepayments - other	1,416	1,551
Accrued income	36	5
VAT	601	998
Other receivables	14	9

	3,957	4,161

Company	2022	2021

	(in thousands)
	£	£
Prepayments - manufacturing and clinical	1,890	1,598
Prepayments - other	1,350	1,495
Accrued income	36	5
VAT	601	998

	3,877	4,096

62

notes to the financial statements/07 for the year end 31 December 2022

13. Cash and cash equivalents

Group	2022	2021

	(in thousands)
	£	£
Cash and cash equivalents	41,912	60,264

Company	2022	2021

	(in thousands)
	£	£
Cash and cash equivalents	41,851	60,230

Cash and cash equivalents comprise cash at banks with deposit maturity terms of three months or less, which is subject to insignificant risk of changes in value. Cash at banks earns interest at fixed or variable rates based on the terms agreed for each account.

Liquidity risk is minimal and is managed using deposits with immediate and varied fixed term dates.

14. Share capital and share premium

Group and Company	2022	2021

	(in thousands)
	£	£
Share capital	2,095	2,087
Share premium	141,108	141,050

	143,203	143,137

Group and Company	2022	2021

	Number	Number
	(in thousands)
Issued share capital comprises:
Ordinary shares of £0.04 each	52,373	52,180

Group and Company	Number of shares	Share capital	Share premium
		(in thousands)
Fully paid shares:		£	£
Balance at 31 December 2020	51,175	2,047	140,890
Exercise of share options	1,005	40	160

Balance at 31 December 2021	52,180	2,087	141,050
Exercise of share options	193	8	58

Balance at 31 December 2022	52,373	2,095	141,108

Ordinary shares

Holders of ordinary shares are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders and do not have cumulative voting rights.

Capital management

For the purpose of the Group’s capital management, capital includes issued capital, share premium and all other equity reserves attributable to the equity holders of the Company. The purpose of the Group’s capital management is to maximise shareholder value and ensure adequate capital is available to meet the medium-term operating plan. Review of operations and commitments is key to identifying future capital management and a full review is undertaken on a quarterly basis.

No changes were made in the objectives, policies or processes for managing capital during the years ending 31 December 2022 or 2021.

63

notes to the financial statements/07 for the year end 31 December 2022

15. Other reserves

Group	2022	2021

	(in thousands)
	£	£
Own share reserve	(339)	(339)
Foreign currency translation reserve	44	(17)
Capital reserve	42,466	42,466
Share option reserve
Balance at beginning of year	30,027	24,782
Share-based payments	5,133	6,974
Exercise of share options	(362)	(1,222)
Forfeiture of share options	(243)	(310)
Lapse of share options	(854)	(197)

Balance at end of year	33,701	30,027

Total other reserves	75,872	72,137

Company	2022	2021

	(in thousands)
	£	£
Share option reserve	33,701	30,027
Capital reserve	42,466	42,466

Total other reserves	76,167	72,493

Foreign currency translation reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign operations.

Own share reserve

The own share reserve represents the cost of 500,000 shares of NuCana plc purchased by NuCana Employee Benefit Trust and that may, at the discretion of the trustee, be used to satisfy future exercise of options under the Company’s share options plan.

Capital reserve

The capital reserve balance arose from the reduction of the share premium account and corresponding increase to the capital reserve account reflected as of 30 June 2017 in connection with the Company’s re-registration as a public limited company.

Share option reserve

The share option reserve is used to recognise the value of equity-settled share-based payments provided to employees, directors and consultants as part of their remuneration. Refer to note 16 for further details of these plans.

64

notes to the financial statements/07 for the year end 31 December 2022

16. Share-based payments

The Company has six share-based payment plans for employees, directors and consultants. The share options granted under these plans will be settled in equity. Options granted under each of the six plans have a maximum life of 10 years.

2021 options

In 2021, share options were granted under the following share-based payment plan:

2020 Long-Term Incentive Plan

Options granted under this plan will vest if the option holder remains under their respective contract of employment or contract of service for the agreed vesting period. The share options granted under this plan will vest equally over a period of four years.

Upon vesting, each option allows the holder to purchase one ordinary share at a specified option price determined at grant date. Options granted as RSU-style options are automatically exercised on vesting. If the Company determines, and at its discretion, an arrangement may be made under the 2020 Long-Term Incentive Plan to substitute the right to acquire shares with a cash alternative of equivalent value.

2022 options

In 2022, share options were granted under the following share-based payment plan:

2020 Long-Term Incentive Plan

Options granted under this plan will vest if the option holder remains under their respective contract of employment or contract of service for the agreed vesting period. The share options granted under this plan will vest equally over a period of four years.

Upon vesting, each option allows the holder to purchase one ordinary share at a specified option price determined at grant date. Options granted as RSU-style options are automatically exercised on vesting. If the Company determines, and at its discretion, an arrangement may be made under the 2020 Long-Term Incentive Plan to substitute the right to acquire shares with a cash alternative of equivalent value.

Share options and weighted average exercise prices are as follows for the reporting periods presented:

Group and Company	Number of shares	Weighted average exercise price per share
		£
Outstanding at 31 December 2020	7,724,791	3.78
Granted	4,329,913	1.91
Forfeited	(193,949)	5.26
Lapsed	(42,750)	11.21
Exercised[1]	(1,014,939)	0.20

Outstanding at 31 December 2021	10,803,066	3.32

Granted	1,497,013	0.39
Forfeited	(207,833)	2.83
Lapsed	(151,350)	8.40
Exercised[2]	(219,220)	0.30

Outstanding at 31 December 2022[3]	11,721,676	2.94

Vested and exercisable at 31 December 2022	5,686,556	3.63
Vested and exercisable at 31 December 2021	4,138,803	3.51

(1)	The weighted average share price at the date of exercise of these options was £3.77.
(2)	The weighted average share price at the date of exercise of these options was £0.85.
(3)	The exercise price of outstanding share options ranges from £0.04 to £18.05.

The weighted average remaining contractual life of the share options outstanding as at 31 December 2022 is 6.99 years (2021: 7.59 years).

65

notes to the financial statements/07 for the year end 31 December 2022

The following principal assumptions were used in the valuation for 2021 share options:

Grant date	13-Jan-2021	10-Feb-2021	10-Feb-2021
Vesting dates	13-Jan-2022	10-Feb-2022	10-Feb-2022
	13-Jan-2023	10-Feb-2023	10-Feb-2023
	13-Jan-2024	10-Feb-2024	10-Feb-2024
	13-Jan-2025	10-Feb-2025	10-Feb-2025
Volatility	81.42%	87.66%	81.45%
Dividend yield	0%	0%	0%
Risk-free investment rate	0.01%	0.01%	0.11%
Fair value of option at grant date	£2.37	£4.49	£2.74
Fair value of share at grant date	£3.92	£4.53	£4.53
Exercise price at date of grant	£3.92	£0.04	£4.53
Lapse date	13-Jan-2031	—	10-Feb-2031
Expected option life (years)	4.50	2.50	4.50
Number of options granted	200,000	91,888	872,775

Grant date	10-Feb-2021	11-Aug-2021	15-Sept-2021
Vesting dates	10-Feb-2022	11-Aug-2022	15-Sept-2022
	10-Feb-2023	11-Aug-2023	15-Sept-2023
	10-Feb-2024	11-Aug-2024	15-Sept-2024
	10-Feb-2025	11-Aug-2025	15-Sept-2025
Volatility	83.86%	81.07%	79.60%
Dividend yield	0%	0%	0%
Risk-free investment rate	0.05%	0.28%	0.21%
Fair value of option at grant date	£4.49	£0.95	£1.67
Fair value of share at grant date	£4.53	£1.57	£1.71
Exercise price at date of grant	£0.04	£1.57	£0.04
Lapse date	10-Feb-2031	11-Aug-2031	—
Expected option life (years)	3.50	4.50	2.50
Number of options granted	337,000	430,000	140,650

Grant date	15-Sept-2021	15-Sept-2021	15-Dec-2021
Vesting dates	15-Sept-2022	15-Sept-2022	15-Dec-2022
	15-Sept-2023	15-Sept-2023	15-Dec-2023
	15-Sept-2024	15-Sept-2024	15-Dec-2024
	15-Sept-2025	15-Sept-2025	15-Dec-2025
Volatility	82.06%	80.09%	81.80%
Dividend yield	0%	0%	0%
Risk-free investment rate	0.29%	0.36%	0.48%
Fair value of option at grant date	£1.67	£1.04	£1.05
Fair value of share at grant date	£1.71	£1.71	£1.72
Exercise price at date of grant	£0.04	£1.71	£1.72
Lapse date	15-Sept-2031	15-Sept-2031	15-Dec-2031
Expected option life (years)	3.50	4.50	4.50
Number of options granted	603,900	1,488,700	165,000

The fair values of options granted were determined using the Black-Scholes model that takes into account factors specific to the share incentive plan such as the assumption that the options are exercised at a point in time of up to 2 years after vesting. This has been incorporated into the measurement by means of actuarial modelling. As NuCana plc was unlisted until 2 October 2017, it is not possible to derive historical volatility from the Company’s ADSs prior to October 2017. For options with an estimated life of greater than four years, the underlying expected volatility was determined by using the historical volatility of similar listed entities as a proxy. The volatility percentage applied to each tranche is the average of the historical volatility of comparable companies to the Company. Options granted with an estimated life of four years or less, have been valued using the Company’s own historical volatility rates.

In the year ended 31 December 2021, an employee remuneration expense, all of which related to equity-settled share-based payments, of £6.7 million has been included in the Group income statement and credited to equity.

66

notes to the financial statements/07 for the year end 31 December 2022

The following principal assumptions were used in the valuation for 2022 share options:

Grant date	09-March-2022	09-March-2022
Vesting dates	09-March-2023	09-March-2023
	09-March-2024	09-March-2024
	09-March-2025	09-March-2025
	09-March-2026	09-March-2026
Volatility	89.32%	95.70%
Dividend yield	0%	0%
Risk-free investment rate	1.36%	1.37%
Fair value of option at grant date	£0.37	£0.53
Fair value of share at grant date	£0.56	£0.56
Exercise price at date of grant	£0.56	£0.04
Lapse date	09-March-2032	09-March-2032
Expected option life (years)	4.50	3.50
Number of options granted	1,020,925	95,000

Grant date	12-July-2022	12-July-2022
Vesting dates	12-July-2023	12-July-2023
	12-July-2024	12-July-2024
	12-July-2025	12-July-2025
	12-July-2026	12-July-2026
Volatility	94.05%	103.18%
Dividend yield	0%	0%
Risk-free investment rate	1.76%	1.79%
Fair value of option at grant date	£0.64	£0.64
Fair value of share at grant date	£0.67	£0.67
Exercise price at date of grant	£0.04	£0.04
Lapse date	12-July-2032	—
Expected option life (years)	3.50	2.50
Number of options granted	275,725	105,363

The fair values of options granted were determined using the Black-Scholes model that takes into account factors specific to the share incentive plan such as the assumption that the options are exercised at a point in time of up to 2 years after vesting. This has been incorporated into the measurement by means of actuarial modelling. As NuCana plc was unlisted until 2 October 2017, it is not possible to derive historical volatility from the Company’s ADSs prior to October 2017. For options with an estimated life of greater than four years, the underlying expected volatility was determined by using the historical volatility of similar listed entities as a proxy. The volatility percentage applied to each tranche is the average of the historical volatility of comparable companies to the Company. Options granted with an estimated life of four years or less, have been valued using the Company’s own historical volatility rates.

In the year ended 31 December 2022, an employee remuneration expense, all of which related to equity-settled share-based payments, of £4.9 million (2021: £6.7 million) has been included in the statement of operations and credited to equity.

67

notes to the financial statements/07 for the year end 31 December 2022

17. Leases

The Group has lease contracts solely for office space with lease terms of between two and five years. Generally, the Group is restricted from assigning and subleasing the leased assets. There are a number of lease contracts that include extension and termination options and variable lease payments, which are further discussed below.

Refer to note 8 for the carrying amounts of right of use assets recognised and the movements during the period.

The carrying amounts of lease liabilities and the movements during the period are as follows:

Group	2022	2021

	(in thousands)
	£	£
At 1 January	371	645
Re-measurement of liability	480	4
Accretion of interest	21	18
Payments	(227)	(296)
Effect of foreign currency exchange differences	(6)	—

At 31 December	639	371

Classified as:
Current	243	207
Non-current	396	164

	639	371

Company	2022	2021

	(in thousands)
	£	£
At 1 January	317	540
Re-measurement of liability	334	—
Accretion of interest	16	16
Payments	(160)	(239)

At 31 December	507	317

Classified as:
Current	176	153
Non-current	331	164

	507	317

68

notes to the financial statements/07 for the year end 31 December 2022

The maturity analysis of lease liabilities is as follows:

Group	2022	2021

	(in thousands)
	£	£
Contractual undiscounted payments
Not later than 1 year	272	216
Later than 1 year and not later than 3 years	306	169
Later than 3 years and not later than 5 years	123	—

Total contractual undiscounted payments	701	385
Less: effect of discounting	(62)	(14)

Discounted lease liabilities	639	371

Company	2022	2021

	(in thousands)
	£	£
Contractual undiscounted payments
Not later than 1 year	198	161
Later than 1 year and not later than 3 years	237	169
Later than 3 years and not later than 5 years	123	—

Total contractual undiscounted payments	558	330
Less: effect of discounting	(51)	(13)

Discounted lease liabilities	507	317

Refer to note 3 for the amounts recognised in the Group income statement with respect to lease contracts.

The Group had total net cash outflows for leases of £0.2 million in 2022 (2021: £0.3 million).

The Group has one lease contract with variable payments where the lease costs after the first year of the lease are increased based upon a consumer price index. All other lease contracts have fixed payments.

The Group has a number of lease contracts that include extension and termination options. These options are negotiated by management to provide flexibility in managing the leased asset portfolio and align it with the Group’s business needs. None of the termination options have been exercised or are expected to be exercised, however, two leases terminated on expiry in 2022. All of the extension options require a market rental review and the lease cost for the extension period will typically be set at the higher of either the current lease cost or the open market lease cost. The Group renewed or extended two lease contracts in 2022, which resulted in a re-measurement of the right of use asset and lease liability of

£0.5 million.

Based upon the current lease cost, the undiscounted future rental payments of potential extension options that are not included in the lease liability are as follows:

Group and Company	2022	2021

	(in thousands)
	£	£
Extension options not expected to be exercised
Not later than 5 years	256	830
Later than 5 years	—	148

Total	256	978

69

notes to the financial statements/07 for the year end 31 December 2022

18. Financial instruments risk management

The Group is exposed to market risk arising from exposure to fluctuation in interest rates and currency exchange rates. These risks are managed by maintaining an appropriate mix of cash deposits in the two main currencies the Group operates in, placed with a variety of financial institutions for varying periods according to expected liquidity requirements.

Interest rate risk

As of 31 December 2022, the Group had cash and cash equivalents of £41.9 million (2021: £60.3 million). Exposure to interest rate sensitivity is impacted primarily by changes in the underlying bank interest rates. The Group’s surplus cash and cash equivalents are invested in interest bearing accounts and certificates of deposit from time to time which earn interest at fixed or variable rates based on the terms agreed for each account. The Group has not entered into investments for trading or speculative purposes.

Financial assets subject to fixed or variable interest rates are as follows:

Group	2022	2021

	(in thousands) Carrying amount
	£	£
Financial assets at short-term fixed rates
Cash and cash equivalents	9,360	24,515

Financial assets at variable rates
Cash and cash equivalents	24,348	31,024

Non-interest bearing cash balances
Cash and cash equivalents	8,204	4,725

An increase in the bank interest rates by 0.5 percentage points would increase the net annual interest income applicable to the cash and cash equivalents held on variable and short-term fixed rate deposits by £169,000 (2021: £278,000).

Currency risk

The Group’s functional currency is U.K. pounds sterling, and our transactions are commonly denominated in that currency. However, a portion of expenses are incurred in other currencies, primarily U.S. dollars, and are exposed to the effects of this exchange rate.

Although the Group is based in the United Kingdom, it sources active pharmaceutical ingredients, raw materials, research and development, manufacturing, consulting and other services worldwide, including from the United States, the European Union and India. Any weakening of the pound sterling against the currencies of such other jurisdictions makes the purchase of such goods and services more expensive for the Group. The Group seeks to minimise this exposure by maintaining currency cash balances at levels appropriate to meet foreseeable short to mid-term expenses in these other currencies. The Group thus holds a significant portion of cash and cash equivalents in U.S. dollars and will therefore report the impact of exchange rates movements on these balances.

The Group does not use derivative instruments to manage exchange rate exposure.

Financial assets and liabilities in foreign currencies, primarily held in U.S. dollars, are as follows:

Group	2022	2021

	(in thousands) Carrying amount
	£	£
Financial assets
Prepayments, accrued income and other receivables	2,891	2,063
Current income tax receivable	1	4
Cash and cash equivalents	27,924	41,371
Financial liabilities
Trade payables	727	773
Payroll taxes and social security	—	1
Lease liabilities	132	55
Accrued expenditure	1,694	915

A 1% increase in the value of the U.K. pound sterling relative to the U.S. dollar would reduce the carrying value of net financial assets and liabilities in foreign currencies by £283,000 (2021: £417,000).

Credit risk

The Group actively manages cash and cash equivalents across a number of banks and has deposits with different maturity dates. The Group monitors the credit rating of those banks.

All of the Group’s cash and cash equivalents at 31 December 2022 were held at U.K. and U.S. financial institutions with short-term A-rated credit ratings, as assessed by recognised international credit rating agencies. As a result, no provision for expected credit losses has been recognised.

70

notes to the financial statements/07 for the year end 31 December 2022

19. Provisions

Group and Company

	Legal proceedings	Dilapidations	Total
		(in thousands)
	£	£	£
At 1 January 2022	—	46	46
Charge for year	4,100	—	4,100

At 31 December 2022	4,100	46	4,146

Classified as:	4,100	—	4,100
Current	—	46	46

Non-current	4,100	46	4,146

Legal proceedings

In February 2021, Gilead Sciences, Inc. and Gilead Sciences Limited filed a lawsuit against the Group in the Patents Court of the High Court of Justice of England and Wales requesting revocation of the U.K. part of European Patent 2955190, or EP 190. Subsequently, in March 2021, the Group filed a counterclaim against the two Gilead entities alleging infringement of our patent resulting from acts including the sale of Sovaldi, as well as its combination products Harvoni, Vosevi and Epclusa, in the U.K. In September 2022, the Group was granted a further European patent from the European Patent Office, EP 3904365, or EP 365, that covers the composition of matter of a smaller genus of phosphoramidate nucleotide compounds that includes sofosbuvir. Gilead Sciences, Inc. and Gilead Sciences Limited subsequently amended their claim to request revocation of the U.K. part of EP 365 and the Group counterclaimed for infringement. The Patents Court of the High Court of Justice of England and Wales heard this case between 20 January 2023 and 3 February 2023 and a judgment was handed down on 21 March 2023. In its judgment, the High Court deemed that EP 190 and EP 365 were invalid in the U.K. Following the judgment, the two Gilead entities are entitled to recover a portion of their legal costs from the Group. The judgment is a post balance sheet adjusting event, so a provision of £3.0 million has been recognised as at 31 December 2022 with respect to an estimate of the cost reimbursement due to Gilead. The High Court has still to determine the actual cost reimbursement due.

In addition, as disclosed in note 9, following the decision of the EPO Technical Board of Appeal on March 24, 2023, the Group has reassessed its estimate of the outcome and financial effect of the patent infringement proceedings in Germany and a provision of £1.1 million has been recognised as at 31 December 2022 with respect to an estimate of the cost reimbursement due to Gilead. RC Dusseldorf will determine the actual cost reimbursement due.

Dilapidations

The Group has lease contracts for office space that have a requirement to remove all fixtures and fittings on termination of the lease. As of 31 December 2022, the Group had a provision of £46,000 (2021: £46,000) to cover the costs of complying with these requirements.

20. Events after the reporting period

On 10 March 2023, the Bank of England (“BoE”) issued a press release stating that it intended to put Silicon Valley Bank UK Limited (“SVBUK”) into a Bank Insolvency Procedure. Subsequently, on 13 March 2023, the BoE announced that it had taken the decision to sell SVBUK to HSBC UK Bank Plc (“HSBC”). The Group held cash and cash equivalents with SVBUK as at 10 March 2023. However, the BoE and HM Treasury confirmed that all depositors’ money with SVBUK is safe and secure as a result of the acquisition by HSBC. SVBUK’s business will continue to be operated normally by SVBUK and the Group has full access to its cash and cash equivalents held with SVBUK.

The Patents Court of the High Court of Justice of England and Wales heard the case between the Group and Gilead Sciences, Inc. and Gilead Sciences Limited between 20 January 2023 and 3 February 2023 and a judgment was handed down on 21 March 2023. In its judgment, the High Court deemed that the UK designations of EP 190 and EP 365 were invalid in the UK. This judgment may be appealed at the U.K. Court of Appeal, however following the judgment, the two Gilead entities are entitled to recover a portion of their legal costs from the Group. As disclosed in note 19, the judgment was a post balance sheet adjusting event, and a provision of £3.0 million has been recognised as at 31 December 2022 with respect to an estimate of the cost reimbursement due to Gilead.

In 2018, the Group was granted a European patent from the EPO, EP 190, that covers the composition of matter of a genus of phosphoramidate nucleotide compounds that includes sofosbuvir, sold under the brand name Sovaldi®, a leading drug for the treatment of hepatitis C sold by Gilead Sciences, Inc. Later in 2018, Gilead filed an Opposition to EP 190 at the EPO in an attempt to revoke it. In February 2021, the EPO Opposition Division disagreed with Gilead and upheld amended patent claims that cover sofosbuvir. In June 2021, the decision by the EPO Opposition Division to uphold EP 190 was appealed by Gilead to the EPO Technical Boards of Appeal. The Group also filed an appeal to the EPO Technical Boards of Appeal against the decision by the EPO Opposition Division to only allow the patent in an amended form. On 24 March 2023, the EPO Technical Board of Appeal issued an oral decision revoking EP 190. The decision is final and has retroactive effect. Following this decision, the Group has reassessed its estimate of the outcome and financial effect of the patent infringement proceedings in Germany and, as disclosed in note 19, has recognised a provision of £1.1 million at 31 December 2022 with respect to an estimate of the cost reimbursement due to Gilead.

71

advisers/08

advisers

Registered Office

NuCana plc

77-78 Cannon Street

London

EC4N 6AF

U.K.

T: +44 (0) 131 357 1111

E: info@nucana.com

Registered Number

03308778 England and Wales

Legal Counsel (U.K.)

Bristows LLP

100 Victoria Embankment

London

EC4Y 0DH

U.K.

Legal Counsel (U.S.)

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

One Financial Center

Boston, MA 02111

USA

Auditor

Ernst & Young LLP

144 Morrison Street

Edinburgh

EH3 8EX

U.K.

Principal Bankers

Royal Bank of Scotland plc

142 / 144 Princes Street

Edinburgh

EH2 4EQ

U.K.

Investor Relations

Westwicke Partners, LLC

2800 Quarry Lake Drive, Suite 380

Baltimore, MD 21209

USA

Registrar

Computershare

4 North St Andrew Street

Edinburgh

EH2 1HJ

U.K.

ADS Depositary

Citibank, N.A.

388 Greenwich Street

New York, NY 10013

USA

This Annual Report contains forward-looking statements that reflect NuCana’s current expectations regarding future events, including statements regarding financial performance and the timing, progress and results of clinical studies. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected in this Annual Report and depend on a number of factors, including (inter alia), the success of NuCana’s clinical studies, its research programmes and the applicability of the discoveries made therein, the successful and timely resolution of uncertainties related to the regulatory process, and the acceptance of our products, if approved, by patients, medical professionals and payors. A further list and description of risks and uncertainties associated with an investment in NuCana can be found in NuCana’s filings with the US Securities and Exchange Commission. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. NuCana undertakes no obligation to update or revise the information contained in this Annual Report, whether as a result of new information, future events or circumstances or otherwise.

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